ANNUALREPORT / 06


ALLIED GOLD LIMITED

CONTENTS

CORPORATE DIRECTORY

ALLIED GOLD LIMITED ABN 86 104 855 067

Directors
Mark Victor Caruso
Executive Chairman

Jeffrey John Moore
Non-Executive Director

Gregory Hugh Steemson
Non-executive Director

Company Secretary
Mr Peter Torre

Registered office
Unit 15, 51-53 Kewdale Road,
Welshpool,
Western Australia
WA 6106

Telephone + 618 9353 3638
Facsimile + 618 9353 4894

E-mail info@alliedgold.com.au
Web www.alliedgold.com.au

Auditors
BDO Chartered Accountants and Advisors
Level 8
256 St Georges Terrace
Perth, Western Australia
WA 6000

Share Registry
Computershare Investor Services Pty Ltd
Level 2,
Reserve Bank Building
45 St Georges Terrace
Perth, Western Australia
WA 6000

Telephone 08 9323 2000
Facsimile 08 9323 2033

Solicitors
Steinepreis Paganin
Level 4,
Next Building,
16 Milligan Street
Perth, Western Australia
WA 6000

Stock Exchange Listing
The Company is listed on the Australian Stock Exchange Limited and London's Alternative Investment Market under the trading code ALD

Nominated Advisor (UK)
Beaumont Cornish Limited
5th Floor, 10-12 Copthall Ave
London EC2R 7DE

UK Broker
Mirabaud Securities Limited
21 St Jmae's Square
London SW1Y 4JP
United Kingdom

UK Solicitors
Hunton & Williams
30 St Mary Axe
London EC3A 8EP
United Kingdom

UK Share Registrars
Computershare Investors Services Plc
PO Box 82
The Pavillions
Bridgwater Road
Bristol, BS99 7NH
United Kingdom

CHAIRMANS LETTER



It is with great pleasure that I present the 2006 Annual Report of Allied Gold Limited (Allied). It has truly been a landmark year for Allied with significant activity on a Corporate and Operational level.

I am pleased to advise that the company conducted further extensive exploration efforts at the Simberi Oxide Gold Project which resulted in a significant increase of Ore Reserves and Mineral resources scheduled for mining within designed pits from 666,000 ounces to 785,000 ounces . In addition, the company commenced drilling at Tatau Island to test previously generated targets. The company has successfully rationalised the ownership and is in control of 270km2 of highly perspective mineral field.

The Optimised Feasibility Study that was initiated last year was completed in October 2005 and subsequently adopted by the Board. Intermet Engineering were identified as the most suitable engineering group and were awarded the engineering and design work for the project.

The year ahead will again provide Allied with a strong base for growth. The company is proceeding with the full development of the Simberi Oxide Project with an optimised 2.2 mtpa CIL plant being constructed at a Project cost of some USD$60 million. The Project development is well advanced and is scheduled for first gold production in the September quarter of 2007 at an average production rate of 84,000 ounces per annum over the life of the mine.

The company is also continuing with an accelerated exploration programme on the Simberi oxide and sulphide geological targets and anticipates a further conversion of known resource ounces into reserve ounces, which will result in an extension to the current 8.2 year mine life.

A total of more than AUD$50 million was raised by the issuance of new capital during the year. In addition to this, Allied secured a US$25 million loan facility. These funds will take Simberi through to project Commissioning.

In May 2006, Allied listed on London's Alternative Investment Market which made it one of the first companies with a new previously undeveloped mining project in Papua New Guinea to do so.

The commitment shown by your Board, staff and consultants has again laid a strong foundation for continued growth and financial strength from our planned PNG gold mining projects. The market capitalisation of the company has grown significantly during the year from $30m to $111m and I reconfirm my position of last year and believe that this figure will continue to grow as gold production is realised.

Mark Caruso
Chairman

SIMBERI OXIDE GOLD PROJECT

- OPTIMISED FEASIBILITY STUDY AND AMENDMENT TO THAT STUDY TO DEVELOP A LARGER PROCESSING FACILITY COMPLETED.
- ORE DELIVERY SYSTEM COMPRISING AN AERIAL CONVEYING SYSTEM ADOPTED.
- DEFINITIVE CAPITAL AND OPERATING COST COMPLETED AND CONTROL BUDGET IN PLACE.
- ENVIRONMENTAL PERMITS TO ACCOMMODATE HIGHER PROCESS RATE APPROVED.
- COMPANY'S HEAVY EARTHWORK EQUIPMENT MOBILISED TO SITE.
- CONSTRUCTION COMMENCED 2ND QUARTER 2006 ON AIRSTRIP, WHARF, ISLAND AND ACCESS ROADS AND ACCOMMODATION CENTRE.
- KEY CONSTRUCTION AND SELECTED OPERATIONAL PERSONNEL SECURED.
- LANDOWNER INVOLVEMENT IN PROJECT GENERATED BUSINESS OPPORTUNITIES, COMMENCING.

TABAR ISLANDS GOLD PROJECT - FEASIBILITY STUDIES

The Optimised Feasibility Study (OFS) was completed in October 2005. The study investigated the development of a 1.65 million tonne per annum mining and process operation along with an ore delivery consisting of screening and slurrying of ore from the deposits located in the hills surrounding the process plant that will be located on the coast.

The results of the study indicated that the development of a gold mine on Simberi is technically feasible and economically viable. Given the past years gold price and increased resources through very successful drilling programs carried out over the past twelve months, a larger process facility will provide better economic returns.

A study to investigate a larger process plant and mine plan to process 2.2 million tonnes per annum was commissioned at the start of 2006. The work was undertaken by Intermet Engineering. As part of this study the ore delivery system was also re-evaluated. This focussed on an aerial conveying system that would have the feed end located at the largest deposit at Sorowar, and the discharge end near the process plant in Pigiput Plantation.

The study (known as Amendment to the OFS) showed that a larger process plant (2mtpa nameplate capacity) and ore delivery by way of an aerial conveying system was technically and economically feasible. The study was presented to the PNG Department of Mining and applications were made for a variation of the project scope. Simultaneously, amendments to the Environmental Permits were made through the PNG Department of Environment and Conservation to accommodate a higher process rate. The amended environmental permits have been approved.

Capital and operating costs were re-estimated as part of the Amendment to the OFS and indicated a total project cost of US$60 million and a cash operating cost of US$306 per ounce.

PROJECT FINANCING

During the year, a US$25 million loan facility was secured, with a further AUD$63.7miliion raised in equity. These funds allow for the project to be fully funded to production.

PROJECT DEVELOPMENT

The Optimised Feasibility Study undertaken by Lycopodium in October 2005 and the Amendment to that Study by Intermet Engineering, in March 2006 confirmed that an economic and technically viable oxide mining project can be developed on Simberi Island. As a result, board approval to proceed with mine development was given.

The gold oxide mining project will consist of a 2 million tonne per annum CIL process plant to be built on the coast adjacent to Pigiput Bay within Allied's Pigiput Plantation. The plant will consist of a ROM stockpile area to receive ore from the remote deposits via aerial conveyor and a dump pocket to receive that ore that will be trucked in year one from the closest highest grade deposits of Samat.

Ore will pass through a sizer to reduce the ore to less than 100 millimetre size and conveyed into a 3 metre diameter scrubber that will separate material of less than 12 millimetres in diameter. The coarse fraction will be fed into an 850 kilowatt ball mill and mixed with water and coronus (form of unconsolidated limestone that occurs locally) and ground to less than approximatley 0.3 millimetres in diameter. The milled ore will combine with the scrubber fine fraction and will be pumped to a set of cyclones for classification.


ORE DELIVERY CONVEYOR
SOROWAR OXIDE PIT
WHARF
PLANT SITE
DSTP
CAMP SITE

PROJECT DEVELOPMENT (continued)

Material less than 0.3 millimetre will report to the leach tank where cyanide and lime will be added. Cyclone underflow that will comprise the fraction greater than 0.3 millimetres will be returned to the ball mill for additional grinding.

The ore slurry in the leach tank will flow to the first of 5 carbon-in-leach (CIL) tanks where activated carbon is pumped counter clockwise to the ore slurry flow and whereby the gold in solution as a cyanide compound will attach to carbon. The ore slurry will continue to flow through the tank train and eventually flow to the tailings discharge tank. Carbon that was introduced in the last tank and that has travelled in reverse direction to the ore slurry flow will be screened at the first CIL tank and sent to the gold recovery circuit.



The carbon will be stripped off the attached gold compound by an acid wash and the stripped carbon will be reactivated and returned to the CIL circuit. The strip solution will be sent through an electrolytic cell and the gold will be collected on one of the cell plates which will then be smelted in a furnace to produce a high gold content dorè.

Tailings will be mixed with sea water in a ratio of 1:8 and will flow through a submarine pipe down Pigiput Bay to discharge at a depth of greater than 115 meters.

The tailings will travel down a adjacent steep submarine slope into water exceeding 2 kilometres in depth, as is currently done very successfully at the Lihir gold mine located some 75 kilometres south east of Simberi. The tailings system known as Deep Sea Tailings Placement (DSTP) has been designed by an expect engineering group out of Canada and has been approved for operation by the PNG Government.

Ore from the remote deposits (Pigiput, Botlu, Pigibo and Sorowar) will be trucked from the pits to the feed end of the rope conveyor that will be located near the largest deposit at Sorowar. The ore will be dumped over a reclaimer/breaker that will reduce the ore to less than 200 millimetres in diameter and then fed into the rope conveyor.



The rope conveyor is made up of a conveyor belt that has a side curtain, wheels and axles that rides on cables that are anchored into massive concrete blocks at either end. The suspended cable crosses ridges by way of towers, not unlike a ski chairlift arrangement. At Simberi, the rope conveyor will be 2,700 metres long and require 3 low intermediate towers. The system will be capable of moving 4 million tonnes of material per annum and will generate about 250 kVA of power that will be fed back into the mine power grid. The belt is 600 millimetres wide and will travel at about 3 metres per second. The discharge end of the rope conveyor will be located about 400 metres from the process plant ROM stockpile and ore from the rope conveyor will be transferred onto a conventional land supported conveyor belt and will travel to a radial stacker at the ROM stockpile area.

The mining plan will involve initial mining of the small tonnage but high grade Samat deposits, in year 1. These pits will provide about 785,000 tonnes of ore at an average grade of 2.11g/t. The ore will be recovered by excavator and loaded onto 40t articulated trucks and hauled downhill approximatley 2 kilometres to the process plant. The Samat deposits produce no waste material so the ore extraction is straight forward.

The remainder of the ore requirements in year 1 will come from the Sorowar deposit whereby the ore will be mined by excavator and hauled from the pit a short distance to the rope conveyor. The Sorowar deposit will produce waste which will be accommodated by the void produced in extracting the ore. In year 1, the total ore delivered to the process plant will be 2.0 million tonnes to accommodate a ramp up and the total waste generated 355,000 tonnes. Ore from year 2 through to year 7 will be mined from the Sorowar deposit and will be blended in year 7 with ore sourced from the Pigiput Botlu and the Pigibo deposit. The mining will be completed early in year 8. The annual mine and milling rate will be 2.2 million tonnes per annum. The current mine plan will result in 17.8 million tonnes of ore being mined and processed at an average grade of 1.37 g/t to recover 690,000 ounces of gold. Total waste generated over the mine life will be 12.5 million tonnes resulting in a very low total strip ratio of ore to waste of 0.7.

Following identification of suitable engineering firms last year, Allied offered an EPCM (engineer, procure, construct and manage) contract to Intermet Engineering (IME) from Perth. Allied in conjunction with IME developed the scope of work and control budget for the project of US$60 million. The project scope has been divided into the EPCM scope of work that will be undertaken by IME and the Owners scope to be undertaken by allied.

The EPCM scope includes:

- 2 Mtpa treatment plant and ancillaries to be constructed at Pigiput Bay
- 4 Mtpa rope conveyor, to be supplied and installed by Doppelmayr of Austria
- Deep Sea Tailing Placement (DSTP) design by Hay & Co of Canada
- Wharf construction
- Plant commissioning
- Project power and process water

The value of this work is estimated to be US41 million and includes contingency.

The Owners scope includes:

- Site earthworks including airstrip extension and upgrade, island ring road (26km) upgrade, pit access roads (6km), Samat haul road (2Km), wharf, camp and plant site earthworks.
- Accommodation centre to house 250 people during in construction and 80 people once operation commences.
- Spares and first fills
- Pre-production manning and mining
- Project insurances, charges and fees

The value of this work is estimated to be US$19 million and includes contingency.

The official start of construction occurred in April this year with the arrival of Allied's earthmoving equipment and award of the camp construction to Nivani, a local building contractor from Rabaul. Earthworks status so far consists of completion of the airstrip upgrade and licence approval to operate a class Y strip, wharf earthworks 90% complete, island ring road 80% complete, pit access roads 50% complete, and Samat haul road 80% complete. Work will commence on the plant site earthworks in the second quarter of this year. Temporary construction accommodation and messing is 85% complete and work is underway on the permanent camp buildings.

EPCM work has progressed to include engineering design of which approximately 50% is complete, long line items materials and equipment ordered including rope conveyor, mill and scrubber (both used currently under refurbishment), pumps, screens, and fabricated steel. Various sub contractor parcels have been identified and contracts prepared including civils and concrete, tailings, plant erection, and camp catering.

Allied has commenced the process of appointing key staff on the Simberi Project including an Owners Project Manager, Infrastructure Manager, Earthworks Engineer, Site Coordinator and early start operations personnel including the Resident Mine Manager and OHS & E Manager. A new Chief Financial Officer was appointed early this year with a Chief Operating Officer who also has recently been appointed.

Tabar Landowner Associations have been active in defining business involvement roles with the Company and as construction momentum increases some of businesses to service the project will be implemented as well as some JV arrangements that includes the areas of camp catering and security. The local landowners and communities of Simberi are looking forward to development and operation of the mine and the benefits to be derived form the operations, including wages and training, compensation and royalty.





PROJECT REVIEW



TABAR ISLANDS GOLD PROJECT

PROJECT LOCATION AND GEOGRAPHY

The Tabar Islands Group, consisting of Simberi, Tatau, Mapua and (Big) Tabar islands, lies in the north of the New Ireland Province in Papua New Guinea, approximately 130 kilometres east of Kavieng and 60 kilometres northwest of Lihir Island. The four islands cover an area of approximately 270 square kilometres.

All of the currently identified gold deposits are located on the northernmost Simberi Island, which is approximately 10 kilometres by 8 kilometres in size. The islands of Tatau and Mapua lie between Simberi Island and Big Tabar Island. The islands are fringed with coral reefs and with the exception of the small low-lying Mapua Island, have interiors that are rugged and mountainous with dense forest cover.

The Tabar Islands lie at the north-western end of a belt of islands about 300 kilometres long, which includes Lihir Island where a 42 million ounce gold resource is currently being mined at a rate of approximately 660,000 ounces of gold per year.

Geologically, the islands are comprised largely of alkaline undersaturated volcanics, lavas and intrusives. Raised recent coral reef platforms surround steep sided volcanic plateaus, particularly on Simberi Island. These plateaux are generally 120 to 300 metres above sea level and are often fringed by ancient raised limestone reefs. Eroded volcanic calderas have been identified on all three main islands.

PROJECT HISTORY

Apart from some minor, small-scale alluvial (placer) gold workings there are no records of past hard-rock mining activities in the Tabar Islands. Modern exploration by Nord Pacific and other JV partners commenced in 1981, and has continued since then apart from a period of low gold prices between 1999 and 2002.

Early regional exploration over the entire Tabar Islands Group consisted of systematic regional stream, soil and rock geochemistry and prospect scale geological mapping and drilling. Regional remote sensing surveys consisting of air photography, side-looking radar, airborne radiometrics and magnetics were carried out at selected prospects. As a result of these early exploration efforts over 30 individual prospects were identified, and potentially economic oxidised gold mineralisation was discovered on Simberi Island.

In 1996 a feasibility study was commissioned. The study demonstrated favourable project economics and culminated in the grant of a Mining Lease (ML 136) to Simberi Gold Company Ltd a subsidiary of Nord Pacific, in December 1996. However, the project then became uneconomic due to a decline in the gold price and development was deferred.

During 1997 and 1998 Nord undertook a major exploration programme on Simberi Island with the aim of increasing gold resources and reserves and was successful in almost doubling the known resources.

In 2003 the 1996 feasibility study was updated. The results confirmed that the commissioning of an oxide gold mining project on Simberi Island was both technically and economically viable. Since 2003, intensive drilling programmes at the main Sorowar deposit have significantly increased the Project's resource inventory.

TABAR ISLAND GROUP EXPLORATION

AIRBORNE GEOPHYSICAL SURVEY

A low level, high resolution helicopter-borne aeromagnetic and radiometric geophysical survey was completed over the whole of the Tabar Islands Group in early 2005. A total of 5263 line kilometres was flown at 75 metres line spacing and 100 metres ground clearance.

The digital elevation model (DEM), the reduced-to-pole magnetic data and its first vertical derivative, and the potassium channel radiometric data provide the most useful information for interpretation.

The topography in the elevation images has preserved many structural trends due to the relatively young age of the Tabar Islands. The reduction to the pole and the first vertical derivative images show that many of the linear structures observed in the topography can also be seen in the magnetics. Linear structures may represent faults and dykes, and circular structures can be interpreted as volcano-intrusive centers. Some subtle shallow magnetic features are interpreted to represent porphyritic intrusives associated with areas of alteration and gold mineralisation.

Magnetite has been destroyed in some areas of strong alteration, yielding a 'flat' magnetic signature. The potassium images also map areas of alteration related to the hydrothermal systems.

Analysis and interpretation of the geophysical survey data show there are three main linear structural trends in the Tabar islands. These trends are considered to represent arc parallel (WNW-SSE, NW-SE) and arc normal (NE-SW) structures that fundamentally control the location of mineralisation on the islands.

The main prospects on all the islands are spatially related to potassium-channel radiometric anomalies that are interpreted as being due to sericite-adularia-clay alteration associated with gold mineralisation. On Simberi, very strong potassium anomalies are associated with areas of flat magnetic patterns or magnetic lows, suggesting hydrothermal alteration has been magnetite-destructive. The potassium anomalies on Simberi suggest there is potential for further extensions to the known deposits, and on Tatau they indicate sizable hydrothermal systems were developed. Several anomalies are present on the islands that are not associated with known mineralised prospects. The airborne geophysics will be used at prospect scale by further enhancing the data and combining it with other ground geophysical and geological data to directly locate structures and alteration associated with gold mineralisation on the Tabar Islands.


Side Looking Airborne Radar Image
Potassium as colour draped over first vertical derivative magnetics
Reduced to pole (RTP) magnetics displayed in pseudocolour
Simberi Island
Tatau Island
Tabar Island

PROJECT REVIEW

SIMBERI ISLAND EXPLORATION - ML 136

GEOLOGY

ML 136 covers an area of approximatley 25km² on the eastern portion of Simberi Island and includes all known gold resources on the island. The gold resources are located within an epithermal alteration system about 4 kilometres north-south by 2 kilometres east-west coincident with a >0.2g/t Au surface geochemistry anomaly.

Drilling targeting the more coherent and higher grade gold anomalies within this system has tested both shallow oxide and some deeper sulphide mineralisation. Exploration potential remains for additional oxide resources and exploration of the deeper sulphide mineralisation is in progress.

The host rocks in the alteration system include alkaline lava flows, intrusives, volcanoclastics and tuffs. The epithermal system is characterised by disseminated pyrite mineralization, potassic alteration, widespread anomalous gold geochemistry and distinctive geophysical features.


Simberi Island
Sorowar
Pigibo
North Samat
East Samat
South Samat
Maragon Plantation
Pigiput Plantation
0
2km



EXPLORATION

As a result of due diligence process carried out by Allied Gold Limited during 2004, it became apparent that significant additional potential existed at Sorowar to substantially increase the oxide resources with further exploration drilling. Drilling commenced at Sorowar on the 3rd of July, 2004.

Reverse-circulation and diamond drilling programmes have been conducted to further increase and define oxide mineralisation at the Sorowar and other deposits, as well as associated transitional and sulphide mineralisation. The Simberi oxide drilling programme was designed with two main aims, viz.,

- Improving the definition of pit limits by exploring for extensions along strike and on the flanks of the known oxide gold resource, and
- Further investigating the extent and area of influence of interpreted high-grade feeder systems within the Sorowar and other nearby deposits.

In keeping with these goals, a staged approach was developed to allow for data review and implementation of a more dynamic drilling programme. The first three phases of the Sorowar drilling programme totalled 166 drillholes for an aggregate of 14,146 metres.


Construction of road


Camp construction

PHASE 1

Phase 1 drilling targeted potential extensions to mineralisation predominantly in the southwest, northeast and Sorowar East areas. Drilling commenced in July and 50 holes for 4,243 metres were completed. Of these 50 drillholes, 47 were drilled either entirely (36) or partially (11) outside of the 2003 proposed Sorowar pit. Significant results from the Phase 1 drilling of the Sorowar deposit include (from surface):

- 120m at 1.73g/t gold, including 44m at 3.84g/t gold from 76m in RC886.
- 100m at 2.10g/t gold, including 79m at 2.47g/t gold from 12m in RC887.
- 100m at 4.06g/t gold, including 39m at 9.81g/t gold from 38m in RC888.
- 80m at 1.29g/t gold, including 34m at 2.56g/t gold from surface in RC902.
- 90m at 1.81g/t gold, including 27m at 3.32g/t gold from 24m in RC908.
- 60m at 1.83g/t gold, including 22m at 3.08g/t gold from 16m in RC914.

As a result of Phase 1 drilling, wide thicknesses of surface and near surface oxide gold mineralisation were identified outside of the previously designed 2003 Sorowar pit. Holes drilled on the eastern and western margin of the previously proposed pit demonstrated that the oxide mineralisation had not been closed off or fully defined.

A Sorowar Resource study was undertaken by Golder and Associates at the conclusion of Phase 1 to incorporate the new data and subsequently an upgrade of 42%, representing an additional 161,000 ounces of gold was achieved when compared to the previous Sorowar estimate of 10.9 Mt at 1.10g/t gold for 383,000 ounces (at 0.5g/t Au cut-off).

PHASE 2

Phase 2 drilling was designed not only using the results from previous drilling but also the new Sorowar Resource model. This phase comprised 44 drillholes for a total of 3,696 metres and was focused on further definition and testing of the southern portion of the Sorowar oxide gold deposit. Significant results from the Phase 2 drilling at Sorowar included (from surface):

- 80m at 1.82g/t gold, including 16m at 4.68g/t gold from 47m in RC932.
- 90m at 3.38g/t gold, including 45m at 6.26g/t gold from 37m in RC943.
- 80m at 3.39g/t gold, including 31m at 8.01g/t gold from 23m in RC957.
- 70m at 1.72g/t gold, including 27m at 3.46g/t gold from 33m in RC965.
- 80m at 2.32g/t gold, including 34m at 4.44g/t gold from 46m in RC970.
- 100m at 2.56g/t gold, including 13m at 5.88g/t gold from 21m and 24m at 5.83g/t gold from 71m in RC972.

A large number of the drillholes from Phase 2 were located up to 100 metres to the west of the previously proposed 2003 Sorowar pit boundary. As a result of Phase 2 drilling, a previously unknown 30m to 40m wide, westerly dipping, and strongly mineralised structure (with subordinate parallel mineralised structures) was discovered to the west of the Sorowar deposit.



Construction of wharf

PHASE 3

Like Phase 1, Phase 3 was designed to infill and test mineralised extensions below and on the north-eastern, north-western and western flanks of the 2003 proposed Sorowar pit. Phase 3, the final phase of the Sorowar oxide drilling programme, comprised of 72 drillholes for a total of 6,207 metres. Significant results from the Phase 3 drilling of the Sorowar deposit include (from surface):

- 106m at 2.70g/t gold, including 42m at 6.44g/t gold from 64m in RC1138.
- 60m at 2.41g/t gold, including 17m at 7.04g/t gold from 32m in RC1000.
- 100m at 1.71g/t gold, including 32m at 2.82g/t gold from 42m in RC1120.
- 80m at 1.70g/t gold, including 15m at 3.62g/t gold from 36m and 15m at 3.51g/t gold from 54m in RC1121.
- 70m at 1.57g/t gold, including 10m at 9.47g/t gold from 29m in RC1107.
- 120m at 1.33g/t gold, including 31m at 3.06g/t gold from surface in RC1115.

At this stage, the drilling program was finalised and quarantined to permit final resource estimation and reserve definition work for inclusion in the new Simberi Oxide Gold Project "Optimised Feasibility Study".

The Sorowar oxide gold mineralisation remains open and untested in all directions and further oxide exploration is planned to further define the extent and tenor of this oxide gold mineralisation.

Upon completion of the first three phases of the Sorowar oxide drilling programme, three diamond drillholes were also completed at Sorowar to provide additional metallurgical and geotechnical data for the extended pit design. This work resulted in better than expected gold extraction estimation for newly defined transitional and sulphide material at the Sorowar deposit. Geotechnical test work also resulted in lower than expected rock strength estimation and subsequently lower associated mining costs.

PHASE 4

Following on from the previous Sorowar oxide drilling programme, the Phase 4 drilling programme was designed primarily to test deeper unoxidised (sulphide) gold mineralisation targets at Pigiput and Sorowar, identified by old and new IP survey data. The programme comprised 3371 metres of RC and 1890 metres of diamond core drilling.

Significant results from the Phase 4 drilling of the Pigiput sulphide mineralisation include:

- 13m at 2.99g/t gold from 31m and 6m at 18.1g/t gold from 91m in RC1148.
- 10m at 4.98g/t gold from 116m and 13m at 6.44g/t gold from 168m in RC1150.
- 11m at 2.04g/t gold from 175m and 32m at 1.60g/t gold from 189m in RC1151.
- 15m at 3.90g/t gold from 148m in RC1181DD

Additionally, RC1153 drilled a previously untested chargeable IP anomaly in the footwall of the known Pigiput sulphide gold deposit, and intersected a "bonanza" grade intercept of 1m at 409g/t Au from 227m. This represents the third extremely high-grade gold intercept recorded in the footwall region of the Pigiput deposit. Two previous drillholes, P01 and P34, also intercepted spectacular gold grades.

- 5m at 146.4g/t gold from 191m (including 1m at 156g/t gold from 192m and 1m at 534g/t gold from 194m) in drillhole P01.
- 14m at 42.1g/t gold from 119m, including 1m at 490g/t gold from 130m and 1m at 111g/t gold from 132m in drillhole P34.
- 3m at 139.4g/t gold from 226m, including 1m at 409g/t gold from 227m in drillhole RC1153.

These results demonstrate that there is potential for significant high-grade footwall gold mineralisation over a large, mostly untested area beneath Pigiput Ridge.

Some limited drilling for oxide mineralization as well as for sterilization purposes was undertaken at Pigiput and Sorowar during this phase. Notable intercepts at Sorowar Camp included

- 13m at 4.55g/t gold from 64m, including 5m at 10.8g/t gold from 71m, with 42.7 g/t gold from 74m in drillhole RC1161
- 17m at 1.42tg/t gold from 38m in drillhole RC1179.



PHASE 5

The Phase 5 drilling programme represented a resumption of drilling oxide mineralization at Sorowar, Sorowar East, Bekou and Pigicow. The programme comprised 6166 metres of RC and 661 metres of diamond core drilling.

Significant results from the Phase 5 drilling of the Sorowar Camp mineralisation included:

- 126m at 2.79g/t gold, including 16m at 18.9g/t gold from 73m, with 10m at 29.9g/t gold from 73m in drillhole RC1186
- 7m at 2.38g/t gold from 48m in drillhole RC1185
- 18m at 1.25g/t gold from 31m in drillhole RC1192.

Significant results from the Phase 5 drilling of the Sorowar East mineralisation included:

- 120m at 1.98g/t gold from surface, including 38m at 4.42g/t gold from 45m in drillhole RC1193.

Significant results from the Phase 5 drilling of the Bekou mineralisation (that have yet to be included in resource estimates) included:

- 10m at 1.52g/t gold from 21m in drillhole RC1209
- 20m at 2.53g/t gold from surface, including 13m at 3.39g/t gold from 7m in drillhole RC1219
- 21m at 1.93g/t gold from surface in drillhole RC1220
- 9m at 4.19g/t gold from surface in drillhole RC1221
- 8m at 1.19g/t gold from 4m in drillhole RC1226
- 11m at 2.57g/t gold from 1m in drillhole RC1229
- 5m at 5.10g/t gold from 4m in drillhole RC1230
- 24m at 1.88g/t gold from surface, including 12m at 2.41g/t gold from 12m in drillhole RC1240

Significant intercepts at Pigicow prospect (that have yet to be incorporated into new Resource estimates) include:

- 6m at 2.54g/t gold from 25m in drillhole RC1282
- 18m at 2.22g/t gold from 7m in drillhole RC1283
- 6m at 5.23g/t gold from 12m in drillhole RC1284
- 17m at 2.19g/t gold from 1m in drillhole RC1290
- 12m at 2.31g/t gold from surface in drillhole RC1295
- 8m at 1.92g/t gold from 2m in drillhole RC1296

Sixteen RC sterilization holes (1779m) were drilled at infrastructure locations at Sorowar. Diamond drillhole S034 was also drilled at Sorowar for metallurgical testing purposes. This hole intercepted 47m at 4.7g/t gold from surface and 9m at 0.95g/t gold from 46m.



MINEABLE RESERVES AND MINERAL RESOURCES WITHIN DESIGN PITS

Drilling programmes at Sorowar during 2004, 2005 and 2006 were highly successful in delineating broad areas of previously unknown disseminated oxide, transitional and sulphide gold mineralisation outside and below the 2003 pit design. Particularly significant is the discovery of several areas characterised by wide, high-grade surface and near-surface oxide gold intersections.

In mid-2005, the firm of Golder Associates was engaged to construct an updated Sorowar resource block model and carry out a resource estimate incorporating all of the new drilling data. Golder then used the resource block model used for open-pit optimisation and reserve estimates and preparation of the mining section for the studies by Golder Associates for the Simberi Project "Optimised Feasibility Study", that was completed in 2005.

The Sorowar resource block model was subsequently further updated by Golder Associates in May 2006 followed by additional pit optimisation and mineral reserve and mineral resource estimates within designed pits in utilising gold price inputs of between USD$350 - USD$550 per ounce. In conjunction with recent drilling undertaken at Sorowar East and West there had been a significant increase in Ore Reserves and Mineral Resources scheduled for mining within designed pits from 666,000 contained ounces to 785,000 contained ounces. This has resulted in an increase in recovered ounces from 585,000 ounces to 692,000 ounces after application of process recoveries.

The latest Reserves and in-pit Resources at a gold price of USD$550 per ounce comprise, 14.87 Mt of proven and Probable Reserves at a grade of 1.41g/t gold, and 2.90Mt of Inferred Resources within Designed Pits at a grade of 1.20g/t gold, for a total of 17.77Mt at 1.37 g/t gold grade.

SOROWAR MINERAL RESOURCE UPDATE

Golder Associates updated the Sorowar Deposit Resource model during May 2006, using the April 2006 geological database. The previous Resource model, reported in the Optimised Feasibility Study of October 2005, used the May 2005 database that contained 395 Sorowar holes (33,300 metres of drilling).

The updated estimate uses data from an additional 42 drillholes (4,124 metres of drilling) that focussed on testing oxide gold mineralisation at Sorowar Camp to the immediate west of the Sorowar pit design, at East Sorowar several hundred metres to the east of the pit design, and at Induced Polarisation geophysical anomalies at various locations peripheral to the pit. As in the October 2005 estimate, geological domains representing oxide, transition and sulphide material types were modelled, with separate 'floating' pods of transition and sulphide material within the oxide domains. Grade estimation was by ordinary kriging within the geological domains.

In the Measured, Indicated and Inferred Oxide Resource inventory, at a 0.5g/t Au cut-off, the update has added 0.25Mt of Resource for an additional 9,000 ounces of gold but importantly has moved 0.76Mt of Inferred Resource into the higher confidence level Indicated category. A further 24,000 ounces of gold have been added to the Sulphide Resource.

The additional oxide mineralisation is located on the east and west margins of the Resource model. The proposed pit design currently encloses almost all of the exisitng Sorowar drillholes, so step-out drilling will be required in all directions prior to a final pit design.

Results from the kriged Resource block model are tabulated below:

Simberi Resources at July 2006

Note: 0.5g/t Au cut-off

Deposit - Material	Measured			Indicated			Inferred			All categories			Source
	Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz	
Sorowar - oxide	7.96	1.28	328	4.97	1.20	192	4.52	1.1	161	17.45	1.21	681	Golder, May 2006
- transitional	0.32	1.22	13	1.06	1.27	43	0.33	1.3	14	1.71	1.27	70	Golder, May 2006
- sulphide	0.86	0.90	25	3.34	0.94	101	12.14	0.8	328	16.34	0.86	454	Golder, May 2006
- transitional pods	0.32	1.24	13	0.28	1.44	13	0.06	1.0	2	0.66	1.30	28	Golder, May 2006
- trans. pods type 2			0		1.00	0	0.22	1.1	8	0.22	1.12	8	Golder, May 2006
- sulphide pods	0.41	0.83	11	0.23	0.77	6	0.06	0.6	1	0.70	0.79	18	Golder, May 2006
Total Sorowar	**9.87**	**1.22**	**389**	**9.88**	**1.12**	**355**	**17.33**	**0.9**	**514**	**37.08**	**1.05**	**1258**	
Samat South - oxide	0.18	4.20	24	0.02	2.96	2	0.02	2.2	2	0.22	3.88	28	Minstat - 2003
Samat North - oxide	0.33	2.05	22	0.07	0.09	0	0.17	1.1	6	0.58	1.51	28	Minstat - 2003
Samat East - oxide				0.50	1.31	21	0.07	1.5	3	0.56	1.33	24	Minstat - 2003
Total Samat	**0.51**	**2.80**	**46**	**0.59**	**1.21**	**23**	**0.27**	**1.3**	**11**	**1.36**	**1.82**	**80**	
Pigiput - oxide	0.47	1.21	18	1.00	0.87	28	1.49	0.9	43	2.97	0.93	89	Minstat - 2003
- sulphide							9.30	2.5	747	9.30	2.50	747	Minstat - 2003
Total Pigiput	**0.47**	**1.21**	**18**	**1.00**	**0.87**	**28**	**10.79**	**2.3**	**790**	**12.27**	**2.12**	**837**	
Pigibo - oxide							2.10	1.1	74	2.10	1.10	74	Minstat - 2003
Botlu - oxide	1.22	1.14	45	0.45	1.23	18	0.31	1.2	11	1.97	1.16	74	Minstat - 2003
Pigicow - oxide							0.27	1.7	15	0.27	1.70	15	Minstat - 2003
Bekou - oxide							0.06	4.0	8	0.06	4.00	8	Minstat - 2003
Total Others	**1.22**	**1.14**	**45**	**0.45**	**1.23**	**18**	**2.74**	**1.23**	**108**	**4.40**	**1.20**	**171**	
Total all deposits	**12.07**	**1.28**	**498**	**11.92**	**1.10**	**423**	**31.13**	**1.40**	**1424**	**55.11**	**1.32**	**2,345**	


CAT
CAT
725

ORE RESERVES

In October 2005, Golder Associates completed updated pit optimisations and Ore Reserve estimates for Sorowar using the latest 2005 Mineral Resource block model, and for the three Samat deposits using the existing 2003 block models. As Botlu and Pigiput are not required for Oxide Project finance, the 2003 Ore Reserves were factored to account for the increased gold price. Mining at Sorowar is proposed to be staged, with an initial stage 1 mining phase that has a low strip ratio (1:0.43 ore to waste) followed by a selective mining cutback and waste disposal within the existing void. The Samat, Botlu and Pigiput pits will be bulk mined.

Recent metallurgical test work on typical Sorowar mineralisation indicates that previous estimates of gold recovery from transitional and sulphide material in other local deposits are not representative of Sorowar. Gold recoveries for all Sorowar material types within the pit design are now estimated to be 92% for oxide, 72% for transitional and 66% for sulphide materials.

Ore Reserves and Mineral Resources within Designed pits (July 2006) - by Deposit.

Category	Total Tonnage (Kt)	Total Grade (g/t Au)
Sorowar		
Proved	8,209	1.30
Probable	4,459	1.41
Total Ore Reserves	**12,668**	**1.34**
Inferred resource	922	1.50
Total Mineral Resources	**13,590**	**1.35**
Pigibo		
Proved	0	0.00
Probable	0	0.00
Total Ore Reserves	**0**	**0.00**
Inferred resource	1,905	1.05
Total Mineral Resources	**1,905**	**1.05**
Botlu South		
Proved	749	1.34
Probable	150	1.73
Total Ore Reserves	**899**	**1.40**
Inferred resource	17	1.34
Total Mineral Resources	**916**	**1.40**
Pigiput		
Proved	366	1.31
Probable	165	1.29
Total Ore Reserves	**531**	**1.30**
Inferred resource	41	1.42
Total Mineral Resources	**573**	**1.31**
Samat East		
Proved	0	0.00
Probable	307	1.43
Total Ore Reserves	**307**	**1.43**
Inferred resource	8	1.47
Total Mineral Resources	**315**	**1.43**
Samat South		
Proved	161	4.23
Probable	64	4.42
Total Ore Reserves	**225**	**4.28**
Inferred resource	1	3.59
Total Mineral Resources	**226**	**4.28**
Samat North		
Proved	211	2.65
Probable	28	2.50
Total Ore Reserves	**239**	**2.63**
Inferred resource	4	1.25
Total Mineral Resources	**243**	**2.61**
Grand Total		
Proved	9,696	1.38
Probable	5,173	1.46
Total Ore Reserves	14,869	1.41
Inferred Resource	2,900	1.20
Total Mineral Resources	17,769	1.37

Note: Tables show rounded estimates. This rounding may cause some apparent computational discrepancies.

Estimation and Reporting of Ore Reserves

Criteria	Comments
Mineral resource estimate for conversion to Ore Reserves	The Mineral Resource model for Sorowar has been developed by Golder Associates, and updated for drilling completed in 2006. The Mineral Resources models used for all the other deposits are as used for, and reported in, the 2005 Optimised Feasibility Study (OFS). The stated Mineral Resource is inclusive of the Ore Reserve.
Study Status	An Optimised Feasibility Study (OFS) has been carried out (2005), with new drilling in the Sorowar area (2006) to upgrade the Resource for that deposit.
Cut-off parameters	Cut-off grades for Sorowar vary according material type and depth below surface. Average cut-offs used were: 0.56g/t for Oxide material, 0.72g/t for Transitional material and 0.79g/t for Primary (sulfide) material.
	The cut-off grades for Sorowar and the three Samat deposits are based on a $US550/oz gold price.
	For the Pigiput, Pigibo and Botlu South pits, a "bulk mining" scenario is assumed, whereby all mineralised material is assumed to be fed to the mill.
Mining Factors or assumptions	The Sorowar mining block model includes an allowance for likely mining dilution and loss based on regularization of the geological model to 10m x 10m mining block size and 5m flitch in height.
	No additional mining dilution factor was considered for the Samat pits, other than that inherent within the block modelling process.
	Allowance for dilution in the remaining pits has been made by assuming a "bulk mining" scenario as described above.
	The Ore reserves are reported within pit designs which are based on open pit optimisations. The optimisations were carried out including Measured and Indicated Mineral Resource categories, and using gold price assumptions as follows: Sorowar, Samat East, Samat North and Samat South - $US550/oz, all other pits - $US440/oz.
	The pit slopes are per the 2005 OFS.
Metallurgical Factors or assumptions	The metallurgical recoveries are based on test work, and are as per the 2005 OFS. Treatment is assumed to be via a conventional CIL process.
Cost and revenue factors	Gold price US$550/oz for Sorowar. Allowances are made for refining and royalty charges where appropriate.
Market Assessment	At present time (28 July 06) the gold price is US$635/oz.
Classification	Measured Resources have all been converted to Proved Ore Reserves and Indicated Resources have all been converted to Probable Ore Reserves. There are significant Inferred Resources contained within the pit designs. The Ore Reserves are based on their gold cut-off.
Audit / Previous Studies	There are previous studies carried out by Lycopodium (1996), Snowden (2003), Golder (2003 and 2005) and Gemcom (2005).



Project development

INDUCED POLARISATION GEOPHYSICAL SURVEY

In 1997, an Induced Polarisation (IP) geophysical survey was conducted over known gold occurrences on Simberi Island, and this showed good correlation between chargeability, resistivity, near-surface clay-pyrite alteration and gold mineralisation intersected by drilling.

The Company conducted follow-up dipole-dipole and pole-dipole IP geophysical surveys on Simberi from mid-2005 to mid-2006. Both the original 1997 and subsequent data were processed to give true two-dimensional definition of targets on cross sections. These targets were the focus of the Phase 4 drilling program, the results of which were very encouraging. Consequently the Company has acquired its own IP survey equipment for ongoing exploration on Simberi and the other islands of the Tabar group.

ROCK CHIP AND CHANNEL SAMPLING

In the lower Monum Creek gorge (immediately down-slope and south-east of Sorowar) contiguous 5-metre rock chip samples collected in late-2005 averaged 3.1g/t gold over 55m, including 6.2g/t gold over 25m with a maximum value of 18.15 g/t gold. Samples from this general outcrop area had returned 1.7g/t gold over 45m in 1998.

TABAR ISLAND GROUP EXPLORATION – EL 609

GEOLOGY

On Tatau Island, a large area of intrusives in the centre of the island is characterised by high background geochemical copper as well as weak local secondary copper occurrences.

Peripheral to this, in terrain dominated by volcanic fragmentals and extrusives with some porphyry intrusions, numerous gold occurrences and anomalies have been identified. Erosion has obliterated most of the original volcanic landforms.

The southern half of Tabar Island consists of a distinctive eroded volcanic cone. Mafic lavas and volcanoclastics are dominant, with a small porphyritic, partially altered intrusion in the centre which probably marks the location of a former vent, and carries anomalous gold and copper values. The northern half of the island is formed from a cluster of several similar but smaller eroded calderas, with gold occurrences associated with alteration.

INDUCED POLARISATION GEOPHYSICAL SURVEY

In June 2006, a pole-dipole IP survey was commenced on the Talik prospect at the centre of Tatau Island. Two of the eleven 1,500 metre long traverses have been completed to date, with two-dimensional inverse modeling of the data on both lines showing moderately strong chargeability and resistivity anomalies.

EXPLORATION DRILLING

Diamond drilling at the Talik prospect commenced on 8th June 2006, the first drill hole (TA001) targeting an interpreted magnetic body beneath anomalous surface gold geochemistry. The hole was terminated at 195.9 metres depth due to imminent drill pad failure caused by torrential rain. However, the hole achieved its objective by intersecting the magnetic target from 120 metres depth, consisting of volcanic fragmentals and microdiorite containing secondary magnetite and abundant pyrite (3 to 5 percent). Assay and analytical results were received for TA001, the most notable result being a 14.00m intercept between 106.00m – 120.00m which returned an average grade of 0.25% Cu. No anomalous Au was recorded in this hole.

Subsequently, an RC drilling programme commenced at Talik to test anomalous gold (greater than 1g/t Au) in surface 10-metre bench channel samples. The first hole, RC2001, reached 30m depth by the end of June 2006. No RC drillhole assay results were available by the end of June 2006.

EXPLORATION STRATEGY

A major review of the prospectivity of the Tabar Islands began in late June 2006. It is apparent that historic exploration has been largely skewed towards the definition of oxide gold resources on Simberi, with the result that sulfide mineralization has received comparatively lesser attention. Significant prospects are evident on the three main islands of the Tabar Group:



SIMBERI ISLAND (ML 136)

SIMBERI – BONANZA-GRADE INTERCEPTS:

Bonanza-grade drill intercepts have been recorded in several drill holes to date but their geologic context and geometry has yet to be determined:

RESOURCE	Hole No.	Top bgs (m)	Intersection (m)	Au g/t
Pigiput	P001	191	4	182.5
	P025A	141	3	71.1
	P034	129	5	123.5
	RC376DD	161	3	59.5
	RC1153DD	226	3	139.4
Sorowar	S08	161	5	135.2
	RC1186	77	2	139.4
Samat Nth	RC338	69	6	52.2

SIMBERI – PROSPECTS AWAY FROM MAJOR RIDGE LINES:

Historically, exploration emphasis on Simberi has been largely confined to major ridge lines. However, there are three prospects that are located away from these ridge lines that require additional and comprehensive evaluation:

Patan

- Covered by an early, limited gradient array IP survey
- Soil anomaly 250m x 50m @ +0.2 g/t Au
- Best bench sampling 25m x 4.11 g/t Au with 5m x 204 g/t Au
- Kennecott drilled 10 RC holes in 1990, the best intercepts being:

  RC433: 0 - 56m = 56m x 1.38 g/t Au and
  RC441: 4 - 8m = 4m x 11.28 g/t Au, including
  4 - 6m = 2m x 21.85 g/t Au

Monum Ck

- Rock chip samples in creek bed assayed 25m x 1.5 g/t Au, including 5m x 18.15 g/t Au + 7.7 g/t Ag.
- These samples from andesite outcrop with 1 – 2 % sulfides

Matanobel Ck

- Siliceous creek 'float' grading +3 g/t Au as qtz stockwork, with barite.
- Some benching but no further follow-up : source is still unknown
- Historic alluvial (placer) gold workings



TATAU ISLAND (EL 609):

Exploration on Tatau Island has been much more limited than on Simberi and the last concerted efforts there amounted to 'first-pass' drilling by Kennecott and Nord Resources. The Kennecott program produced some remarkable epithermal gold/silver intercepts that have yet to be followed up, among them:

PROSPECT	Hole#	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Cu (%)	Remarks
Mt Letam	RC1100DD	295	462	167	0.39		0.2	Porphyry
Pepewo	RC1016	53	60	7	23.0	1028	-	
	including	60	110	50	1.02	24	-	
	RC1029	14	27	13	6.41	141	-	Oxide
	including	21	24	3	15.8	467	-	Oxide
	RC1098	34	50	16	2.86	163		Oxide
	including	38	44	6	5.6	308		Oxide
Tiripats	RC1037	82	157	75	1.72	-	-	
	DDHT1	0	16	16	2.26	-	-	Oxide
	including	117	181	64	0.99	-	-	Oxide

BIG TABAR ISLAND (EL 609):

Of the three islands in the Tabar Group, this island has historically received the least attention, probably due to its distance from the centre of operations at Simberi. Nevertheless, three significant prospects are evident, two of which were the subject of first-pass drilling by Kennecott:

Fotombar – 'porphyry' Au
RC 1093 : 100m – 176m = 76m x 1.42 g/t Au
RC 1097 : 54m – 154m = 100m x +0.67 g/t Au
(Only peripheral IP and 6 holes)

Tupinda – epithermal Au/Ag
Average of 9 grab samples 301 g/t Ag
Average of 12 channel samples 33 g/t Ag
Intense coincident Ag, As & Sb soil anomaly to 500m length
Reference to hot spring sinter.
(Peripheral IP, no drilling)

Banesa – 'porphyry' Au/Cu
DDH BA001 : 89m – 251m = 162m x 0.44 g/t Au and 0.09% Cu
(No IP, suspect CSAMT survey and only 1 drillhole)

OTHER PROJECTS

RED DAM GOLD PROJECT – WESTERN AUSTRALIA

The Red Dam gold project is located near Coolgardie, Western Australia and is comprised of P16/1577 and P16/1578, and applications for M16/344 and P16/2078. The contiguous tenements cover an area of approximately 300ha. The project is located in a structural corridor containing current gold resources exceeding 5Moz. Deposits in this zone include Kundana, White Foil, Frogs Leg, the ABC Line, Mungari East and Carbine.

MEXICO - MAPIMI

Allied Gold Limited through its subsidiary company Nord Pacific de Mexico S.A de C.V. holds an exploitation licence covering 3,938ha in the Mapimi mining district of the Sierra Madre Occidental in the northeast part of the state of Durango, Mexico.

The project area is situated about 45 kilometres north-northwest of the major cities of Gomez Palacio and Torreon.

Allied Gold's project area surrounds the historic Mapimi mining district (or Ojuela district) which historically produced high-grade silver, lead and zinc ore for Penoles at its smelter located at the nearby town of Mapimi during the period from about 1890 to 1920. Between 1920 and 1931 Mapimi ore was transported to smelters located at Torreon or Monterrey.

Hayward and Triplett (1931) report production from Penoles mining activities at Mapimi between 1893 to 1931 to be **3.8 million tonnes at 3.7g/t Au, 462g/t Ag and 14.9%Pb.** Although production figures for the pre- and post Penoles production period (from 1892 to the early 1930's) are less reliable, Megaw and others (1988) estimate overall production from the Mapimi mining centre (including Spanish production after discovery in 1598), principally from oxides of;

6 million tonnes:	
in chimneys or pipes	- averaging **10% Pb, 15% Zn, 500g/t Ag, 3g/t Au**
in mantos	- averaging **8.5% Pb, 11% Zn, 200g/t Ag**

The Company considers that the Mapimi property holds outstanding potential for the discovery of oxide/sulphide bearing polymetallic carbonate-hosted replacement deposits with excellent existing road access, favourable topography, a nearby rail line and supportive local community for mining activities.

Importantly, although the interpreted mineralised trend continues north into Allied Gold's concession under transported cover material, apart from historic workings which crop out in the western and eastern parts of the area, the majority of the prospective trend has never been drilled or subjected to modern exploration other than limited CSAMT orientation geophysical surveys. The Company considers that future work programmes should focus on appropriate geophysical surveys and drilling.


MEXICO
Mapimi Poly metallic Project - 100%
PNG
Tabar Islands Gold Project - 100% (ML136 - Au resources 2.32 Moz)
Tabar Islands Au/Cu Exploration Project - 100% (EL609)
Red Dam Gold Project - 100%
AUSTRALIA
Marakoff Cu/Au Project - 10%
Haddington Resources Ltd JV

Competent Person

The information in this Project Review that relates to exploration results, together with any related assessments and interpretations, has been approved for release by Mr Ross Hastings, MSc., BSc., M.Aus.I.M.M, a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.


FINANCIALS

DIRECTORS' REPORT

The Directors present their report, together with the financial report of Allied Gold Ltd ("the Company") and its controlled entities for the year ended 30 June 2006.

DIRECTORS

The Directors of the Company in office during or since the end of the financial period are:

Mr Mark V Caruso
Mr Jeffrey J Moore
Mr Gregory H Steemson
Mr David A Lymburn *(resigned 22 March 2006)*
Mr W G Loxton *(appointed 27 February 2006)/(resigned 30 June 2006)*

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

INFORMATION ON DIRECTORS

Mr Mark V Caruso
Executive Chairman

Mr Caruso is a Director of Simto Australia Pty Ltd which is involved in mining, earthmoving and civil engineering construction earthworks. He is also a director of Mineral Commodities Limited (since September 2000) and CI Resources Limited (since October 2003). Former directorships of public listed companies in the last 3 years are Fortescue Metals Group Limited (June 2002 until November 2003) and ORT Limited (August 2003 until August 2005).

Mr Jeffrey J Moore
Non Executive Director

Mr Moore has more than 20 years of exploration and mining industry experience for Australian publicly listed companies since graduating as a geologist in Western Australia. During the last 15 years he has held board positions for several ASX listed companies gaining exposure to a range of commodities. He is also a director of Great Australian Resources Limited (since November 2005).Former directorships of public listed companies in the last 3 years is Mount Burgess Mining NL (September 1989 until January 2004).

Mr Gregory H Steemson
Non Executive Director

Mr Steemson is a qualified geologist and geophysicist with an extensive background in exploration, development and management of mining projects. He is also a director of Mineral Commodities Limited (since January 2001) and Sandfire Resources NL (since June 2003). Former directorships of public listed companies in the last 3 years is Allied Mining & Processing Limited (June 2002 until July 2003).

As a junior exploration company the Board has not split out responsibilities to sub committees such as Remuneration or Audit Committees. These functions are performed by the Board as a whole.

Company Secretary

The following person held the position of Company Secretary at the end of the financial year:

Mr David A Lymburn (resigned as Company Secretary 5 July 2006)

Mr Lymburn is a Chartered Accountant with over twenty years experience in accounting and corporate management roles, both in the accounting profession and in the commercial sector. He has served as Company Secretary and CFO of a number of small to medium sized public listed companies. He is also a director of Australian Ethanol Limited (since December 2002) and is Company Secretary of Mineral Commodities Limited and ORT Limited. Former directorships of public listed companies in the last 3 years are Allied Mining & Processing Limited (June 2002 until July 2003) and Asset Backed Holdings Limited (Dec 2004 until April 2005).

Mr Albert Longo (appointed 5 July 2006)

Mr Longo is a Chartered Accountant with over twenty five years experience predominantly in the mining and engineering manufacturing industries. He has held positions of CFO in small to medium size entities (private and public) as well as Commercial and Operational management roles for engineering and manufacturing concerns.

DIRECTORS' MEETINGS

The number of directors' meetings and number of meetings attended by each of the Directors of the Company during the financial period under review are:

	Meetings held	Meetings attended
Mark Caruso	3	3
Jeffrey Moore	3	3
David Lymburn	3	3
Greg Steemson	3	3
Wayne Loxton	0	0

PRINCIPAL ACTIVITIES

The principal activity of the economic entity during the year was exploration for gold and other mineral resources. This has mainly involved exploration and evaluation of the Simberi Oxide Gold Project following the acquisition of an interest in the Simberi Mining Joint Venture and the Tabar Exploration Joint Venture pursuant to the merger by Plan of Arrangement with Nord Pacific Limited in September 2004.

The Company also owns the Red Dam Gold Project in Western Australia. During the year minimal exploration on this project was carried out. See the following details for significant changes that occurred in the year.

RESULTS

The consolidated loss of the economic entity after providing for income tax is $1,726,071 (2005: loss $1,950,724).

DIVIDENDS PAID OR RECOMMENDED

No dividends have been paid or declared.

REVIEW OF OPERATIONS

During the year the Company conducted further extensive exploration activities at the Simberi Oxide Gold Project as well as wider exploration of parts of the Tabar Islands group. The main object of the exploration at the Simberi Oxide Gold Project was to support the revision to a feasibility study undertaken in 2003 and underpin the delineation of additional Mineral Resources and Ore Reserves. This revised feasibility was completed.

In March 2006 Allied Gold Limited secured a US$25 million (AUD34.3 million) loan facility to complete its project financing package for the Company's Simberi Oxide Gold Project. The loan funds together with a hedging facility of up to 250,000 ounces of gold were secured through RMB Resources Limited.

The loan facility is in addition to a total of more than AUD50 million raised in new capital by Allied Gold this year to take Simberi through to project commissioning in the third quarter of next year.

Allied was one of the first companies with a new, previously undeveloped mining project in Papua New Guinea, to dual list on London's Alternative Investment Market and ASX.

During the year the Optimised Feasibility Study that had been completed was adopted by the Allied board and an engineering group (Intermet Engineering) were identified and awarded the engineering and design work. Updated pit optimisations and pit designs were carried out in the first half of the year utilizing gold price inputs of between USD350 - USD550 per ounce. In conjunction with recent drilling undertaken at Sorowar East and West there had been a significant increase in Ore Reserves and Mineral Resources scheduled for mining within designed pits from 660,000 contained ounces to 785,000 contained ounces. This has resulted in an increase in recovered ounces from 585,000 ounces to 692,000 ounces after application of process recoveries.

A later process review and the additional pit optimisations resulted in an improved design and throughput increase to an optimised 2.2 Mtpa plant and this resulted in an increase in project capital construction and owners and pre-production costs from USD43.7 million to USD60 million. The improved design has allowed for an aerial conveying system to transport ore from the remote open pit mines to the process plant site located on the coast and has replaced the OFS ore delivery method of piping the ore as a slurry. Allowances in the plant design will enable potential future increases above the name plate capacity.

The updated capital and operating costs estimates incorporating the aerial rope conveyor and increased ore throughput capacity to 2 Mtpa will form the control budget for the project construction. Equipment for early start earthworks has been mobilised to site with preliminary activities commencing in the second quarter of the year.

Project support infrastructure works commenced and are ongoing to enable start of the main construction phase of project development later this calendar year.

At the Red Dam Gold Project in Western Australia minimal exploration activities in the period were conducted.

As a result of the Nord acquisition the Company has acquired ownership of the Mapimi exploration project in Mexico. This is a poly-metallic prospect. During the year only a preliminary review of this prospect was undertaken.

FINANCIAL POSITION

The net assets of the economic entity have increased by $64,395,599 from 30 June 2005 to $84,991,269 in 2006. This increase has largely resulted from the extensive capital raising undertaken by the economic entity throughout the financial year.

The funds raised are being used to further develop the Simberi Oxide Gold Project.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

During the year agreement was reached with Canadian-listed Simberi Gold Corporation ("SGC") for Allied Gold Limited ("ALD") to purchase the outstanding 12.5% free carried interest ("FCI") in the Simberi Oxide Gold Project.

The purchase was satisfied by:

- Payment of CAD200,000,
- The issue of two million fully paid Shares of ALD,
- The issue of two million ALD Options exercisable at 25 cents on or before 31 December 2006,
- The issue of two million ALD Options exercisable at 50 cents on or before 31 December 2008.

SGC has agreed to voluntary escrow on a portion of the fully paid Shares issued, viz:

- 500,000 Shares for a period of 3 months from the Settlement Date (20 October 2005),
- 1,000,000 Shares for a period of 6 months from the Settlement Date.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS (CONTINUED)

Prior to this Agreement, SGC held a 12.5% FCI in the Simberi Oxide Gold Project with ALD having the right to redeem the FCI by the issue of Shares of ALD on the earlier of a decision to mine being made by ALD, or 31 December 2009.

This final rationalisation of the previous Simberi Mining and Tabar Exploration Joint Ventures now enables ALD to press ahead with the development plans for the Simberi Oxide Gold Project as sole owner and operator.

Decision to list on London Stock Exchange AIM market

Following strong support and interest in the Company and the Simberi Oxide Project, the Company has decided to pursue a secondary listing on the Alternative Investment Market.

Listing of the Company's securities on AIM provides further exposure to UK and European investors and enables a wider appreciation of the value of the Company's Simberi Oxide Gold project.

Mirabaud Securities Limited acted as the UK broker to the AIM listing and Beaumont Cornish Limited were appointed as nominated advisor.

Sale of Mobile Mineral Processing and Evaluation Unit (MMPEU)

The Company entered into an agreement with Tanami Gold N.L. to sell its Mobile Mineral Processing and Evaluation Unit (MMPEU) for a total consideration of $2,000,000. The terms of the Agreement provided for payments totalling $1,000,000 on or before 31 December, 2005 followed by progress payments of a further $1,000,000 up to October 2006.

The sale was concluded as part of the Director's rationalisation strategy as the Company advances the mine development at the Simberi Oxide Gold Project.

Capital Raisings

In December the Company undertook a placement of 25.0 million shares at $0.40 each, raising A$10.0 million. The placement was issued to institutional investor clients of UK based broker Mirabaud Securities Limited, as well as two Australian resident investors. Shareholder approval for this placement was obtained on 31 January 2006.

In November the Company signed a Placement and Underwriting Agreement with DRD Gold for A$10.0 million, pursuant to which DRD Gold were to subscribe for 7.58 million shares in a placement as well as underwrite the remaining 17.42 million shares. This Placement and Underwriting Agreement was subject to DRD Gold obtaining South African Reserve Bank approval by no later than 20 January 2006. This did not eventuate, but had no effect on Allied's capital raising programme as the placement has been completed through Mirabaud Securities Limited.

- Shareholder approval on 31 January 2006 for the placement of 25,000,000 shares at $0.40 to raise $10,000,000, and subsequent completion of placement.
- Further placement of 94,757,482 shares at $0.44 to raise $41,684,492 approved by shareholders on 30 March 2006 and settled in early April.
- On 31 March 2006 the Company lodged a 20 Day Notice of the intention to seek admission to the Alternative Investment Market of the London Stock Exchange. AIM admission date set as 2 May 2006.
- On 10 April 2006 the Company accepted a credit approved offer of project finance from RMB Resources Limited for US$25M and a hedging facility of up to 250,000 ozs. The mandatory hedging component is 150,000 ozs which represents 21% of the project mineable reserves and resources.

Placement of 21.8 million shares

Completion of the placement of 21,800,000 ordinary shares at AUD$0.60 per share to raise AUD$13,080,000 (approximately US$10,000,000) before expenses. The placement has been made to international institutional clients of UK based Mirabaud Securities Limited. This placement brings the total raised in equity markets since December 2005 to A$64.8 million (approximately GBP27 million). The funds raised in the placement will be applied to enhance development of the Simberi Oxide Gold Project into gold production in Q2 2007 as well as providing additional funding for wider exploration in the Tabar Islands.

In particular, Allied Gold will investigate the outright purchase of key logistical equipment such as a barge for transportation of heavy goods and equipment to and from the Tabar Islands and the mainland, and the purchase of one or more drill rigs. Such purchases of key items of equipment will not only provide operating cost savings, but will enable the Company to schedule critical path logistical movements to suit its own planning, and to plan further ahead for exploration drilling.

SUBSEQUENT EVENTS

On the 28 July 2006 the company stated that in conjunction with its design EPCM Engineer, Intermet Engineering Limited ("Intermet") an updated Capital and Operating cost estimate for the Simberi Oxide Gold Project has now been completed.

The review and optimisation resulted in an increase in project capital construction and owners and pre-production costs from US$43.7 million to US$60 million. An increase of up to 10% has been achieved in name plate plant throughput.

Following an unsolicited approach, Allied has entered into a Memorandum of Understanding with a large international gold mining company whereby, subject to certain conditions the Subscriber has agreed to subscribe for 30,213,471 fully paid ordinary shares, representing 10% of the fully diluted issued capital of Allied, at an issue price of not less than AUD$0.60 per share or at such higher price as agreed by the parties.

FUTURE DEVELOPMENTS, PROSPECTS AND BUSINESS STRATEGIES

The company is proceeding with the full development of the Simberi Oxide Gold Project with a 2.0 Mtpa plant currently being constructed with the associated infrastructure underway. Mine production is scheduled at 84,000 ounces of gold per annum. Scheduled gold production is due to commence in the third calendar quarter 2007. It is anticipated that an accelerated exploration programme will be undertaken to convert known resource ounces into reserve ounces.

In the opinion of the Directors it may prejudice the interests of the Company to provide additional information in relation to likely developments in the operations of the Company and the expected results of those operations in subsequent financial periods.

OPTIONS

The number of options for ordinary shares on issue at the date of this report is 30,112,183 of which 22,152,183 are listed and 7,960,000 are unlisted (subject to escrow). Options do not entitle the holder to receive a dividend paid to ordinary shareholders, to a vote at shareholder meetings or to participate in any future share issues.

New issues of options and options exercised in the period is as follows:

Date of Grant	No of Options	Exercise Price	Expiry date
Opening Balance	25,057,411	$0.20	30 June 2007
- 31 January 2006	1,100,000	$0.50	31 December 2008
- 12 June 2006	1,860,000	$0.50	31 December 2008
- 25 October 2005	2,000,000	$0.25	31 December 2006
- 25 October 2005	2,000,000	$0.50	31 December 2008
- 20 December 2005	4,000,000	$0.30	30 June 2007
- 20 December 2005	2,000,000	$0.40	30 June 2007
-Options exercised in the period	(7,905,228)		
Balance at 30 June 2006	30,112,183		

DIRECTORS' INTERESTS

The relevant interest of each Director in the share capital of the Company shown in the Register of Directors' Shareholdings as at the date of this report is:

Director	Ordinary Shares fully paid		Options	
	Direct	Indirect	Direct	Indirect
Mark Caruso	694,168	-	3,000,000	-
Jeffrey Moore	-	-	2,000,000	-
Greg Steemson	300,000	-	1,300,000	-

REMUNERATION REPORT

The remuneration report is set out under the following main headings:

A. Principles used to determine the nature and amount of remuneration.

B. Details of remuneration

C. Service Agreements

D. Share-based compensation

E. Additional Information.

The information provided under headings A-D includes remuneration disclosures that are required under Accounting Standard AASB 124 Related Party Disclosures. These disclosures have been transferred from the financial report and have been audited. The disclosures in Section E are additional disclosures required by the Corporations Act 2001 and the Corporation Regulations 2001 which have not been audited.

A. Principles used to determine the nature and amount of remuneration (audited)

In order to retain and attract executives of sufficient calibre to facilitate the efficient and effective management of the Company's operations, the board reviews the remuneration packages of all directors and executive officers on an annual basis and makes recommendations. Remuneration packages are reviewed with due regard to performance and other relevant factors.

Remuneration packages may contain the following key elements:

(a) Directors Fees;
(b) Salary & Consultancy;
(c) Benefits – including provision of motor vehicle, superannuation;

Fees payable to non-executive directors reflect the demands which are made on, and the responsibilities of the directors. Non-Executive directors' fees and payments are reviewed annually by the Board.

Executives are offered a competitive base pay that consists of fixed components. Base pay for senior executives is reviewed annually to ensure the executives pay is competitive with the market. Total Base Pay can be structured as a total employment package which may be delivered as a combination of cash and prescribed non-financial benefits at the executives discretion.

The directors are not required to hold any shares in the company under the constitution of the company; however, to align directors interests with shareholders interests the directors are encouraged to hold shares in the company.

B. Details of Remuneration

Details of the remuneration of directors and the key management personnel (as defined in AASB 124 Related Party Disclosures) of Allied Gold Limited and the Allied Gold Limited Group are set out in the following tables.

The key management personnel of Allied Gold Limited includes the directors as per page 22 above and Mr Albert Longo the Chief Financial Officer and Company Secretary.

The Key management personnel of the Allied Gold Limited Group are the directors of Allied Gold Limited and those executives that report direct to the Executive Chairman as follows:

- Mr Albert Longo - *Chief Financial Officer / Company Secretary*
- Mr Bob Burban - *Exploration Manager*
- Mr Ross Hastings - *General Manager*
- Mr Fergus Hart - *Resident Manager Simberi Operations*

All elements of remuneration are not directly related to performance.

REMUNERATION REPORT (CONTINUED)

B. **Details of Remuneration (continued)**

Key management personnel of Allied Gold Limited

2006	Short-term benefits	Post employment benefits	Share-based payment	
Name	Cash Salary and fees	Superannuation	Shares / Options	Total
Non-Executive Directors				
Jeffrey Moore	167,987	14,156	308,970	491,113
Greg Steemson	57,600	-	177,941	235,541
Sub-total non-executive directors	225,587	14,156	486,911	726,654
Exective Directors				
Mark Caruso	92,400	5,085	308,970	406,455
David Lymburn	55,915	-	177,941	233,856
Wayne Loxton	189,753	15,421	-	205,174
Other key management personnel				
Albert Longo	5,384	485	-	5,869
Total	569,039	35,147	973,822	1,578,008

- Included in Cash Salary and Fees for Mr Jeff Moore is an amount of $158,987 which represents his salary whilst in the position of Managing Director for the period 1 July 2005 to 10 April 2006.
- Mr Albert Longo commenced employment on 19 June 2006
- Payments to Mr Wayne Loxton were for the period 27 February 2006 to 30 June 2006

REMUNERATION REPORT (CONTINUED)

Key management personnel of the Allied Gold Limited Group

2006	Short-term benefits	Post employment benefits	Share-based payment	
Name	Cash Salary and fees	Superannuation	Shares / Options	Total
Non-Executive Directors				
Jeffrey Moore	167,987	14,156	308,970	491,113
Greg Steemson	57,600	-	177,941	235,541
Sub-total non-executive directors	225,587	14,156	486,911	726,654
Exective Directors				
Mark Caruso	92,400	5,085	308,970	406,455
David Lymburn	55,915	-	177,941	233,856
Wayne Loxton	189,753	15,421	-	205,174
Other key management personell				
Albert Longo	5,384	485	-	5,869
Ross Hastings	200,762	18,069	163,600	382,431
Fergus Hart	5,769	519	-	6,288
Bob Burban	9,230	831	-	10,061
Total	784,800	54,566	1,137,422	1,976,788

- Included in Cash Salary and Fess for Mr Jeff Moore is an amount of $158,987 which represents his salary whilst in the position of Managing Director for the period 1 July 2005 to 10 April 2006.
- Mr Albert Longo commenced employment on 19 June 2006
- Mr Fergus Hart commenced employment on 26 June 2006
- Mr Bob Burban commenced employment on 12 June 2006
- Payments to Mr Wayne Loxton were for the period 27 February 2006 to 30 June 2006

Key management personnel of the Allied Gold Limited Group and Allied Gold Limited

2005	Short-term benefits	Post employment benefits	Share-based payment	
Name	Cash Salary and fees	Superannuation	Shares / Options	Total
Non-Executive Directors				
Mark Caruso	84,000	4,500	-	88,500
Greg Steemson	3,200	-	-	3,200
Sub-total non-executive directors	87,200	4,500	-	91,700
Executive Directors				
Jeffrey Moore	164,612	14,086	-	178,698
David Lymburn	45,000	-	-	45,000
Total	296,812	18,586	-	315,398

REMUNERATION REPORT (CONTINUED)

C. Service Agreements (audited)

There were no formal service agreements with any directors or key management personnel.

D. Share Based Compensation

Options

Options were granted under the Allied Gold Employee Option Plan which was approved by shareholders at the 2005 Annual General Meeting. All full time employees, part time employees and consultants to the Group are eligible to participate in the plan at the absolute discretion of the Board.

Options are granted under the plan for no consideration and are at terms stipulated at the discretion of the Board.

The terms and conditions of each grant of options affecting remuneration in the previous, this or future reporting periods are as follows:

Grant Date	Expiry Date	Exercise Price	Value per option at grant date	Date Exercisable
12 June 2006	31 December 2008	$0.50	$0.1636	100% after 16 May 2006
30 November 2005	30 June 2007	$0.30	$0.1779	100% after 30 November 2005
30 November 2005	30 June 2007	$0.40	$0.1310	100% after 30 November 2005

- Options granted carry no dividend and voting rights

- When exercisable, each option is convertible into one ordinary share in Allied Gold Limited.

Details of options over ordinary shares in the company provided as remuneration to each director of Allied Gold Limited and each of the key management personnel of the Group are set out below.

Name	Number of options granted during the year		Number of options vested during the year	
	2006	2005	2006	2005
Directors of Allied Gold Limited				
Mark Caruso	2,000,000	-	2,000,000	-
Jeff Moore	2,000,000	-	2,000,000	-
Greg Steemson	1,000,000	-	1,000,000	-
David Lymburn	1,000,000	-	1,000,000	-
Wayne Loxton	-	-	-	-
Other key management personnel of the Group				
Ross Hastings	1,000,000	-	1,000,000	-

The assessed fair value at grant date of options to the individuals is allocated equally over the period from grant date to vesting date and the amount is included in the remuneration tables above. Fair values at grant date are independently determined using the Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

REMUNERATION REPORT (CONTINUED)

D. **Share Based Compensation** (continued)

The model inputs for the options granted during the year ended 30 June 2006 included:

Employee Share Option Scheme

(a) options were granted for no consideration
(b) exercise price of $0.50
(c) grant date 12 June 2006
(d) expiry date 31 December 2008
(e) share price at grant date $0.47
(f) expected price volatility of the company's shares 75%
(g) risk free interest rate 5.75%

Directors Option Scheme

(h) options were granted for no consideration
(i) exercise price of $0.30 or $0.40
(j) grant date 30 November 2005
(k) expiry date 30 June 2007
(l) share price at grant date $0.415
(m) expected price volatility of the company's shares 55%
(n) risk free interest rate 5.26%

Shares provided on exercise of remuneration options

Details of ordinary shares in the company provided as a result of the exercise of remuneration options to each director of Allied Gold Limited and other key management personnel of the group are set out below.

Name	Date or Exercise of Options	Number of ordinary shares issued on exercise of options during the year	
		2006	2005
Directors of Allied Gold Limited			
David Lymburn	2 May 2006	1,000,000	-
Greg Steemson	12 March 2006	300,000	-

The amounts paid per ordinary share by each director on the exercise of options as the date at exercise were as follows:

Exercise Date	Amount paid per share
2 May 2006	$0.30
12 March 2006	$0.20

No amounts are unpaid on any shares issued on the exercise of options

E. **Additional Information**

It would be impractical to provide a measure of executive reward over the performance of the group to date as the Group is currently ramping up operations. More meaningful comparisons can be made once production commences.

REMUNERATION REPORT (CONTINUED)

E. Additional Information (continued)

Share based payments – Options
Further details relating to options are set out below

Name	A Remuneration consisting of options	B Value at grant date	C Value at exercise date	D Value at lapse date	E Total of Columns B-D
Mark Caruso	76%	308,970	-	-	308,970
Jeff Moore	63%	308,970	-	-	308,970
Greg Steemson	76%	177,941	78,000	-	255,941
David Lymburn	76%	177,941	315,000	-	492,491
Ross Hastings	43%	163,600	-	-	163,600

A = The percentage of the value of remuneration consisting of options, based on the value at grant date set out in Column B.
B = The value at grant date calculated in accordance with AASB 2 Share-based Payment of options granted during the year as part of remuneration.
C = The value at exercise date of options that were granted as part of remuneration and were exercised during the year.
D = The value at lapse date of options that were granted as pat of remuneration and that lapsed during the year.

SCHEDULE OF MINING TENEMENTS

Mining Tenements currently held by the Company are:

The Red Dam Project is comprised of P16/1577 and 1578, and applications for M16/344 and P16/2078. It is located approximately 50km north west of Kalgoorlie, Western Australia.

The Simberi Mining Joint Venture owns ML 136 covering the eastern portion of Simberi Island, the northernmost island of the Tabar group, off New Ireland, Papua New Guinea. The Tabar Exploration Joint Venture owns EL609 which covers all of Tatau and Tabar Islands, as well as the ground on Simberi Island not covered by ML136.

ENVIRONMENTAL REGULATIONS

In the course of its normal mining and exploration activities the Company adheres to environmental regulations imposed upon it by the various regulatory authorities, particularly those regulations relating to ground disturbance and the protection of rare and endangered flora and fauna. The Company has complied with all material environmental requirements up to the date of this report.

INSURANCE OF DIRECTORS AND OFFICERS

During the year, the Company has paid an insurance premium in respect of a contract indemnifying the Company's directors and officers. This contract prohibits disclosure of the nature of the liability and the amount of the premium.

PROCEEDINGS ON BEHALF OF THE COMPANY

No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings.

The company was not a party to any such proceedings during the year.

ADOPTION OF AUSTRALIAN EQUIVALENTS TO IFRS

As a result of the introduction of Australian equivalents to International Financial Reporting Standards (AIFRS), the company's financial report has been prepared in accordance with those standards. A reconciliation of adjustments arising on the transition to AIFRS is included in note 23 to the financial report.

OTHER INFORMATION

The registered office and principal place of business is Unit 15, 51-53 Kewdale Road, Welshpool, Western Australia, 6106

NON-AUDIT SERVICES

The board of directors, in accordance with advice from the audit committee, is satisfied that the provision of non-audit services during the year is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the services disclosed below did not compromise the external auditors independence for the following reasons:

- all non - audit services are reviewed and approved by the audit committee prior to commencement to ensure they do not adversely affect the integrity of the auditor; and
- the nature of the services provided do not compromise the general principles relating to auditor independence as set out in the Institute of Chartered Accountants in Australia and CPA Australias Professional Statement F1: Professional Independence.

The following fees for non – audit services were paid/payable to the external auditors during the year ended 30 June 2006:

Reporting Accountants for AIM listing $17,500

AUDITOR'S INDEPENDENCE DECLARATION

The auditor's Independence Declaration on page 33 forms part of the Directors' Report for the year ended 30 June 2006. This relates to the audit report, where they state that they have issued an independent declaration.

Signed in accordance with a resolution of the Directors.

Mark Caruso
Chairman

Dated at Perth this 29th day of September 2006

BDO

Chartered Accountants
& Advisers

Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
Email: bdo@bdowa.com.au
www.bdo.com.au

29 September 2006

The Directors
Allied Gold Limited
PO Box 235
WELSHPOOL WA 6986

Dear Sirs

DECLARATION OF INDEPENDENCE BY BDO TO THE DIRECTORS OF ALLIED GOLD LIMITED

To the best of my knowledge and belief, there have been no contraventions of:

the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

any applicable code of professional conduct in relation to the audit.

Yours faithfully
BDO
Chartered Accountants

BG McVeigh
Partner

INCOME STATEMENT

	Note	Economic Entity 2006 $	Economic Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
Revenue	2	824,228	370,115	1,945,365	343,247
Other income	2	1,012,476	-	1,012,476	-
Exploration and evaluation costs		(29,487)	-	(29,487)	-
MMPEU costs, including depreciation		(398,709)	(476,487)	(205,322)	(476,487)
Share based payment expense	2	(1,328,118)	-	(1,328,118)	-
General & administration expenses	2	(2,064,827)	(1,128,084)	(2,070,953)	(1,024,756)
Expenses of Nord Pacific Limited acquisition		-	(685,683)	-	(685,683)
Net foreign exchange losses		258,366	(223,229)	81,631	-
Share of net result of associates using the equity method		-	216,204	-	-
Finance costs		-	(23,560)	-	(23,560)
Loss before income tax		(1,726,071)	(1,950,724)	(594,408)	(1,867,239)
Income tax expense		-	-	-	-
Loss after income tax attributable to members of the parent entity		(1,726,071)	(1,950,724)	(594,408)	(1,867,239)
Overall operations					
Basic and diluted earnings per share (cents)	12	(1.1)	(2.7)		

The income statement is to be read in conjunction with the notes to the financial statements.

BALANCE SHEET

AS AT 30 JUNE 2006

	Note	Economic Entity 2006 $	Economic Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
CURRENT ASSETS					
Cash and cash equivalents	4	55,370,334	4,373,904	55,233,289	4,330,591
Trade and other receivables	5	674,138	150,622	3,167,837	70,091
Other financial assets	6	372,429	93,100	372,429	93,100
Other current assets		77,809	-	52,800	-
Total Current Assets		56,494,710	4,617,626	58,826,355	4,493,782
NON-CURRENT ASSETS					
Plant and equipment	7	3,586,280	1,575,585	359,855	1,278,772
Exploration and evaluation expenditure	8	27,769,231	15,616,266	804,408	829,943
Trade and other receivables	5	-	-	21,128,095	8,762,751
Other financial assets	9	-	-	5,988,251	5,988,251
Total Non-Current Assets		31,355,511	17,191,851	28,280,609	16,859,717
Total Assets		87,850,221	21,809,477	87,106,964	21,353,499
CURRENT LIABILITIES					
Trade and other payables	10	2,858,952	1,213,807	661,273	516,792
Total Liabilities		2,858,952	1,213,807	661,273	516,792
NET ASSETS		84,991,269	20,595,670	86,445,691	20,836,707
EQUITY					
Issued capital	11	87,802,197	23,422,127	87,802,197	23,422,127
Reserves	21	1,800,252	58,652	1,823,322	-
Accumulated losses		(4,611,180)	(2,885,109)	(3,179,828)	(2,585,420)
TOTAL EQUITY		84,991,269	20,595,670	86,445,691	20,836,707

The balance sheet is to be read in conjunction with the notes to the financial statements.

STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2006

ECONOMIC ENTITY	Issued Capital $'000	Accumulated Losses $'000	Share-based Payments Reserve $'000	Foreign Exchange Translation Reserve $'000	Total $'000
At 1 July 2004	4,782,861	(934,385)	-	-	3,848,476
Share placements	12,035,000	-	-	-	12,035,000
Shares issued to shareholders of acquired subsidiary	4,714,036	-	-	-	4,714,036
Share-based payments	220,000	-	-	-	220,000
Conversion of loan to equity	738,971	-	-	-	738,971
Share-purchase plan	1,500,041	-	-	-	1,500,041
Conversion of options	2,000	-	-	-	2,000
Cost of equity raising	(570,782)	-	-	-	(570,782)
Adjustments from translation of foreign controlled entities	-	-	-	58,652	58,652
Loss for the period	-	(1,950,724)	-	-	(1,950,724)
Total recognised income and expense during the year	-	(1,950,724)	-	58,652	(1,892,072)
At 30 June 2005	23,422,127	(2,885,109)	-	58,652	20,595,670
Equity issued to acquire residual interest in Simberi Mining Joint Venture	600,000	-	495,205	-	1,095,205
Share-based payments	-	-	1,328,117	-	1,328,117
Share placements	64,764,492	-	-	-	64,764,492
Conversion of options	2,381,100	-	-	-	2,381,100
Cost of equity raising	(3,365,522)	-	-	-	(3,365,522)
Adjustments from translation of foreign controlled entities	-	-	-	(81,722)	(81,722)
Loss for the period	-	(1,726,071)	-	-	(1,726,071)
Total recognised income and expense during the year	-	(1,726,071)	-	(81,722)	(1,807,793)
At 30 June 2006	87,802,197	(4,611,180)	1,823,322	(23,070)	84,991,269

The above statement of changes in equity is to be read in conjunction with the notes to the financial statements

STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2006

PARENT ENTITY	Issued Capital $'000	Accumulated Losses $'000	Share-based Payments Reserve $'000	Foreign Exchange Translation Reserve $'000	Total $'000
At 1 July 2004	4,782,861	(718,181)	-	-	4,064,680
Share placements	12,035,000	-	-	-	12,035,000
Shares issued to shareholders of acquired subsidiary	4,714,036	-	-	-	4,714,036
Share-based payments	220,000	-	-	-	220,000
Conversion of loan to equity	738,971	-	-	-	738,971
Share-purchase plan	1,500,041	-	-	-	1,500,041
Conversion of options	2,000	-	-	-	2,000
Cost of equity raising	(570,784)	-	-	-	(570,784)
Loss for the period	-	(1,867,239)	-	-	(1,867,239)
Recognised income and expense during the year	-	(1,867,239)	-	-	(1,867,239)
At 30 June 2005	23,422,127	(2,585,420)	-	-	20,836,707
Equity issued to acquire residual interest in Simberi Mining Joint Venture	600,000	-	495,205	-	1,095,205
Share-based payments	-	-	1,328,117	-	1,328,117
Share placements	64,764,492	-	-	-	64,764,492
Conversion of options	2,381,100	-	-	-	2,381,100
Cost of equity raising	(3,365,522)	-	-	-	(3,365,522)
Loss for the period	-	(594,408)	-	-	(594,408)
Recognised income and expense during the year	-	(594,408)	-	-	(594,408)
At 30 June 2006	87,802,197	(3,179,828)	1,823,322	-	86,445,691

The above statement of changes in equity is to be read in conjunction with the notes to the financial statements

CASHFLOW STATEMENT

	Note	Economic Entity 2006 $	Economic Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
CASH FLOWS FROM OPERATING ACTIVITIES					
Revenue received		-	180,672	-	210,000
Exploration and evaluation expenditure		(9,257,784)	(2,824,853)	(3,952)	(24,962)
Interest received		779,503	130,719	1,900,640	130,713
Interest paid		-	-	-	-
Payments to suppliers & employees		(2,408,694)	(1,274,314)	(2,015,278)	(964,241)
Expenses of Nord Pacific Limited acquisition		-	(685,683)	-	(685,683)
Net cash generated from/(used in) operating activities	19	**(10,886,975)**	**(4,473,459)**	**(118,590)**	**(1,334,173)**
CASH FLOWS FROM INVESTING ACTIVITIES					
Payment for purchase of interest in project		-	(4,139,912)	-	-
Purchase of equity investments		(50,513)	(97,340)	(50,513)	(97,340)
Purchase of plant & equipment		(3,799,630)	(336,028)	-	(39,215)
Proceeds from sale of plant and equipment		1,899,760	-	1,025,981	-
Costs related to acquisition of controlled entity	9(b)	-	-	-	(98,660)
Cash acquired on purchase of controlled entity	9(b)	-	43,051	-	-
Funds advanced to controlled entities		-	-	(13,734,250)	(7,477,613)
Net cash generated by (used in) investing activities		**(1,950,383)**	**(4,530,229)**	**(12,758,782)**	**(7,712,828)**
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from the issue of securities		67,145,592	12,682,044	67,145,592	12,682,044
Refund of oversubscriptions in share issues		-	(15,000)	-	(15,000)
Proceeds from borrowings		-	300,000	-	300,000
Costs of raising equity capital		(3,365,522)	(570,784)	(3,365,522)	(570,784)
Net cash generated by financing activities		**63,780,070**	**12,396,260**	**63,780,070**	**12,396,260**
Net increase in cash held		50,942,712	3,392,572	50,902,698	3,349,259
Cash at beginning of financial year		4,373,904	981,332	4,330,591	981,332
Effects of exchange rate changes on the balance of cash held in foreign currencies		53,718	-	-	-
Cash at end of financial year	4	**55,370,334**	**4,373,904**	**55,233,289**	**4,330,591**

The cashflow statement is to be read in conjunction with the notes to the financial statements.

1. SUMMARY OF ACCOUNTING POLICIES

(a) Statement of significant accounting policies

The financial report is a general-purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards and other mandatory professional reporting requirements.

The financial report covers the economic entity of Allied Gold Limited and controlled entities and Allied Gold limited as an individual parent entity. Allied Gold limited is a listed public company, incorporated and domiciled in Australia.

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ('AIFRS'). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards 'IFRS'.

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

Basis of Preparation

First time adoption of Australian Equivalents to International Financial Reporting Standards

Allied Gold Limited and controlled entities, and Allied Gold Limited as an individual parent entity have prepared financial statements in accordance with the Australian equivalents to International Financial Reporting Standards (AIFRS) from 1 July 2005

In accordance with the requirements of AASB 1: First-time Adoption of Australian Equivalents to Interantional Financial Reporting Standards, adjustments to the parent entity and consolidated entity accounts resulting from the introduction of AIFRS have been applied retrospectively to 2005 comparitive figures excluding cases where optional exemptions available under AASB 1 have been applied. These consolidated accounts are the first financial statements of Allied Gold Limited to be prepared in accordance with Australian equivalents to IFRS.

The accounting policies set out below have been consistently applied to all years presented. The parent and consolidated entities have however elected to adopt the exemptions available under AASB 1 relating to AASB 132: Financial Instruments: Disclosure and Presentation, and AASB 139: Financial Instruments: Recognition and Measurement.

Reconciliations of the transition from previous Australian GAAP to AIFRS have been included in Note 23 to this report.

Reporting basis and conventions

The financial report has been prepared on an accruals basis and ids based on historical costs modified by the revaluation of selected non-current assets,financial assets and financial liabilities for which the fair value basis of accounting has been applied

(b) Change in accounting policy

The group has adopted the following accounting standards on or after 1 January 2005:

- AASB 132: Financial Instruments: Disclosure and Presentation; and
- AASB139: Financial Instruments: Recognition and Measurement.

The changes resulting from the adoption of AASB 132 relate primarily to increased disclosures required under the Standard and do not effect the value of amounts reported in the financial statements.

The adoption of AASB 139 has resulted in material differences in the recognition and measurement of the group's financial instruments. The group has elected not to adjust comparative information resulting from the introduction of AASB 139 as permitted under the transitional provisions of this Standard. As such, previous Australian Accounting Stanards have been applied to comparative information. A summary of the main adjustments that would have resulted if AASB 1139 was applied retrospectively are included below.

Allied Gold Limited has investments in listed companies. Under AASB 139: Financial Instruments : Recognition and measurement, held for trading assets are required to be revalued at each reporting date with increments or decrements taken to the income statement.

AASB 139 has prospective application for years commencing on or after 1 January 2005. Previous Australian Accounting Standards have been applied to comparative financial information. As the cost of acquisition these investments equated to its fair value at 1 July 2005 and 31 December 2005 the introduction of AASB 139 has had no effect on accumulated losses and earnings for the half year ended 30 June 2006.

Australian Accounting Standards that have recently been issued or amended but are not yet effective for the parent and economic entity have not been adopted for the annual reporting period ended 30 June 2006.

AASB Amendment	Affected Standard(s)	Nature of Change to Accounting Policy	Application Date of Standard*	Application Date for Group
2005 – 1	AASB 139 "Financial Instruments: Recognition and Measurement"	No change to accounting policy required. Therefore no impact.	1 Jan 06	1 Jul 06
2005 – 4	AASB 132 Financial instruments presentation and disclosure AASB 139 "Financial Instruments: Recognition and Measurement"	No change to accounting policy required. Therefore no impact.	1 Jan 06	1 Jul 06
2005 – 5	AASB 1 "First Time Adoption of AIFRS" AASB 139 "Financial Instruments: Recognition and Measurement"	No change to accounting policy required. Therefore no impact.	1 Jan 06	1 Jul 06
2005 – 6	AASB 3 "Business Combinations"	No change to accounting policy required. Therefore no impact.	1 Jan 06	1 Jul 06
2005 – 9	AASB 139 Financial Instruments – Recognition and Measurement and AASB 132 Financial Instruments – Disclosure and Presentation	No change to accounting policy required. Therefore no impact.	1 Jan 07	1 Jul 07
New standard	AASB 7 "Financial Instruments: Disclosures"	No change to accounting policy required. Therefore no impact.	1 Jan 07	1 Jul 07

(c) Statement of compliance

AASB Amendment	Affected Standard(s)	Nature of Change to Accounting Policy	Application Date of Standard*	Application Date for Group
2005 – 10	AASB 132 "Financial Instruments: Disclosure and Presentation" AASB 101 "Presentation of Financial Statements" AASB114 "Segment Reporting" AASB 117 "Leases" AASB 133 "Earnings Per Share" AASB 139 "Financial Instruments: Recognition and Measurement" AASB 1 "First Time Adoption of AIFRS" AASB 4 "Insurance Contracts" AASB 1023 "General Insurance Contracts" AASB 1038 "Life Insurance Contracts"	No change to accounting policy required. Therefore no impact.	1 Jan 07	1 Jul 07
UIG – 4	Determining whether an arrangement contains a lease	No change to accounting policy required and no such arrangements have been in place during the reporting period. Therefore no impact.	1 Jan 06	1 Jul 06

1. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

(c) Statement of compliance (cont)

Application date is for the annual reporting periods beginning on or after the date shown in the above table. The following amendments are not applicable to the Group and therefore have no impact:

AASB Amendment	Affected Standard(s)
New Standard	AASB 119 *Employee Benefits* (Revised Dec 04) – Accounting policy options contained within the revised standard affect accounting for defined benefit schemes only. As the Group does not have or do not contribute to a defined benefit scheme, there is no impact of this change.
2004 – 3	AASB 1 *First-time Adoption of AIFRS*, AASB 101 *Presentation of Financial Statements*, AASB 124 *Related Party Disclosures*
2005 – 2	AASB 1023 *General Insurance Contracts*
2005 – 3	AASB 119 *Employee Benefits*
2005 – 4	AASB 132 *Financial Instruments – Disclosure and Presentation*, AASB 1023 *General Insurance Contracts* and AASB 1028 *Life Insurance Contracts*
2005 – 9	AASB 4 *Insurance Contracts*, AASB 1023 *General Insurance Contracts*
2005 – 12	AASB 1038 *Life Insurance Contracts* and AASB 1023 *General Insurance Contracts*
2006 – 1	AASB 121 *The Effects of Changes in Foreign Exchange Rates*
UIG – 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds
UIG – 6	Liabilities arising from participating in a specific market – waste electrical and electronic equipment
UIG – 7	Applying the restatement approach under AASB 129 *Financial Reporting in Hyperinflationary Economies*
UIG – 8	Scope of AASB 2 *Share-based Payments*
UIG – 9	Reassessment of embedded derivatives

(d) Principles of Consolidation

A controlled entity is any entity Allied Gold Limited has the power to control the financial and operating policies of so as to obtain benefits from its activities.

A list of controlled entities is contained in Note 9(b) to the financial statements.

All inter company balances and transactions between entities in the economic entity, including any unrealized profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistencies with those policies adopted by the parent entity.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.

Minority equity interests in the entity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

(e) Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the balance sheet.

(f) Income Tax

The charge for current income tax expenses is based on the profit for the year adjusted for the year adjusted for any non-assessable or disallowed items. It is calculated using tax rates that have been enacted or are substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where this is no effect on accounting or taxable profit or loss.

1. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

(f) Income Tax (continued)

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions or deductibility imposed by the law.

(g) Mineral Exploration, Evaluation and Development Expenditure

Mineral exploration expenditures and acquisition costs in relation to areas of interest have been written off in the year in which they are incurred on projects except where exploration and evaluation activities in the area have not yet reached a stage that permits reasonable assessment of the existence or otherwise of economically recoverable reserves.

When rights to tenure are held and expenditures have been expected to be recouped through development and economic exploitation of the area of interest, the exploration costs are capitalised and amortised against the estimated economical mine life once mining commences.

Costs of site restoration are provided over the life of the facility from when exploration commences and are included in the costs of that stage. Site restoration costs include the dismantling and removal of mining plant, equipment and building structures, waste removal, and rehabilitation of the site in accordance with clauses of the mining permits. Such costs have been determined using estimates of future costs, current legal requirements and technology on an undiscounted basis.

Any changes in the estimates for the costs are accounted on a prospective basis. In determining the costs of site restoration, there is uncertainty regarding the nature and extent of the restoration due to community expectations and future legislation. Accordingly the costs have been determined on the basis that the restoration will be completed within one year of abandoning the site.

(h) Plant and Equipment

Plant and equipment are measured on the cost basis less depreciation and impairment losses.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the assets employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amounts.

The cost of fixed assets constructed within the economic entity includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation

The depreciation amount of all fixed assets including building and capitalised lease assets is depreciated on a straight line basis over their useful lives to the economic entity commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rate used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Plant and equipment	5-33%
Plant and equipment leased to external parties	10-20%
Leased plant and equipment	15%

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the income statement. When revalued assets are sold, amounts included in the revaluation reserve relating to that asset are transferred to retained earnings.

(i) Foreign Currency Transactions and Balances

Functional and presentation currency

The functional currency of each of the group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity's functional and presentation currency.

Transaction and balances

Foreign currency transactions are translated into functional currency using the exchange rated prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

1. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange difference arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

Group Companies

The financial results and position of foreign operations whose functional currency is different from the group's presentation currency are translated as follows;

- Assets and liabilities translated at year-end exchange rates prevailing at that reporting date.
- Income expenses are translated at average exchange rates for the period.
- Retained profits are translated at the exchange rates prevailing at the date of the transaction.
- Exchange differences arising on translation of foreign operations are transferred directly to the group's foreign currency translation reserve in the balance sheet. These differences are recognised in the income statement in the period in which the operation is disposed.

(j) Acquisitions of Assets

The cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the assets given up at the date of acquisition plus costs incidental to the acquisition. Where shares are issued in an acquisition, the value of the shares is determined by reference to the fair value of the assets acquired, including goodwill where applicable.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value at the date of acquisition. The discount rate used is the rate at which a similar borrowing could be obtained under comparable terms and conditions.

(k) Impairment of Assets

At each reporting date, the group reviews the carrying values of it's tangible assets and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over it's recoverable amount is expensed to the income statement.

Where it is not possible to estimate the recoverable amount of an individual asset, the group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

(l) Employee Benefits

Provision is made for the company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled plus related on costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

(m) Financial Instruments

Recognition

Financial instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measure as set out below.

Financial assets at fair value though profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term, or if so designated by management and within the requirement of AASB139: Recognition and Measurement of Financial Instruments. Derivatives are also categorised as held for trading unless they are designated as hedges. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Held-to-maturity investments

These investments have fixed maturities, and it is the group's intention to hold these investments to maturity. Any held-to-maturity investments held by the group are stated at amortised cost using the effective interest rate method.

Available-for-sale financial assets

Available-for-sale financial assets include any financial assets not included in the above categories. Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

Financial Liabilities

Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principle payments and amortisation.

Derivative Instruments

Derivative instruments are measured at fair value. Gains and losses arising from changes in fair value are taken to the income statement unless they are designated as hedges.

1. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Fair value

Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value of all unlisted securities, including recent arm's length transactions, reference to similar instructions and option pricing models.

Impairment

At each reporting date, the group assess whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen. Impairment losses are recognised in the income statement.

(n) Revenue Recognition

Revenue from the sale of goods and disposal of other assets is recognised when the Company has passed control of the goods or other assets to the buyer.

Revenue from the rental of plant is recognised on an accruals basis.Interest income is recognised when it is credited by the relevant financial institution.

(o) Earnings per share

Basic earnings per share

Basic earnings per share ("EPS") is calculated as net profit or loss, rather than excluding extraordinary items.

Diluted earnings per share

Diluted EPS earnings is calculated by adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares, rather than including the notional earnings on the funds that would have been received by the entity had the potential ordinary shares been converted.

The diluted EPS weighted average number of shares includes the number of ordinary shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares, rather that the total number of dilutive potential ordinary shares. The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average price.

The identification of dilutive potential ordinary shares is based on net profit or loss from continuing ordinary operations, not net profit or loss before extraordinary items and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary share.

(p) Leases

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

(q) Comparative Figures

When required by Accounting Standards, comparative figures have been adjusted to conform to changes in presentation for the current financial year.

(r) Share-based payment transactions

The Group provides benefits to employees (including directors) of the Group in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

Details of plans currently in place to provide these benefits are as follows:

- the Employee Option Incentive Scheme (EOIS), which provides benefits to employees in the form of options to subscribe for shares subject to vesting periods, and
- specific incentive arrangements for Non-Executive Directors of Group companies whereby upon achievement of a particular milestone the director will become entitled to a given number of shares or options in the particular group company.

The cost of these equity-settled transactions with directors and employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined using a binomial model.

In valuing equity-settled transactions, no account is taken of any performance conditions. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date'). The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the Group, will ultimately vest. This opinion is formed based on the best available information at balance date. No expense is recognised for awards that do not ultimately vest. Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph. The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

1. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

(s) Provisions

Provisions are recognised when the group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will results and that outflow can be reliably measured.

Critical Accounting Estimates and Judgments

The directs evaluate estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the group.

Key Estimates – Impairment

The group assesses impairment at each reporting date by evaluating conditions specific to the group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates.

(t) Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in income in the period in which they are incurred.

	Economic Entity		Parent Entity	
	2006	2005	2005	2006
	$	$	$	$
2. REVENUES AND EXPENSES				
(a) Revenue				
Option fees received	-	180,000	-	180,000
Interest revenue				
- Interest other persons	779,503	130,719	779,503	130,713
- Interest – wholly owned controlled entities	-	-	1,121,137	-
Total Interest	779,503	130,719	1,906,640	130,713
Other income	44,725	59,396	44,725	32,534
	824,228	370,115	1,945,365	343,247
(b) Other income				
Fair value change on investments held for trading	220,989	-	220,989	-
Net gain on disposal of assets	770,960	-	770,960	-
Net gain on disposal of investments	20,527	-	20,527	-
	1,012,476	-	1,012,476	-
(c) Depreciation				
Plant and equipment	357,283	404,389	163,896	404,389
(d) Finance costs				
Interest paid to related parties	-	23,560	-	23,560
(e) General and administrative expenses				
Corporate overheads	780,491	363,239	780,491	356,054
Directors' fees and benefits	527,283	315,398	527,283	315,398
Directors' share-based remuneration	973,822	-	973,822	-
Other share-based payments	354,295	-	354,295	-
Staffing costs	172,503	62,897	172,503	4,850
Other expenses	451,353	254,550	457,479	216,454
Management fees paid to related party	133,198	132,000	133,198	132,000
General & administrative expenses	3,392,945	1,128,084	3,399,071	1,024,756

3. INCOME TAX EXPENSE

	Economic Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
The components of income tax expense comprise:				
Current tax	-	-	-	-
Deferred tax	-	-	-	-
Income tax benefit reported in the income statement	-	-	-	-
The prima facie tax on profit/(loss) from ordinary activities before income tax is reconciled to the income tax as follows: Prima facie tax payable on profit/(loss) on ordinary activities before income tax at 30% (2005:30%)				
Loss before income tax	(1,726,071)	(1,950,724)	(594,408)	(1,867,239)
At the Group's statutory income tax rate of 30% (2005: 30%)	(517,821)	(585,217)	(178,322)	(560,172)
Non allowable items	(6,222,080)	340,710	140,294	259,364
Non-assessable income	(446,157)	(4,889)	(393,120)	(4,889)
Losses (recognised)/not recognised	7,186,058	249,396	431,148	305,697
Income tax attributable to entity	-	-	-	-
The applicable weighted average effective tax rates are as follows:	n/a	n/a	n/a	n/a
Tax assets not brought to account, the benefits of which will only be realized if the conditions for deductibility set out in note 1 occur				
Deferred tax assets				
- temporary differences	64,877	48,129	64,877	48,129
- tax losses - operating losses	1,221,683	743,029	1,221,683	743,029
- capital losses	-	-	-	-

In addition to the above Australian estimated future income tax benefits the consolidated entity has incurred significant expenditure in Papua New Guinea, some of which should give rise to taxable deductions. At this stage the Company is unable to reliably estimate the quantity of such future tax benefits.

There are no franking credits available.

The Company and its controlled entities have not formed a tax consolidation group as at 30 June 2006.

	Economic Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
4. CASH AND CASH EQUIVALENTS				
Cash at bank	55,370,334	373,904	55,233,289	330,591
Bank bills and term deposits	-	4,000,000	-	4,000,000
	55,370,334	4,373,904	55,233,289	4,330,591
The effective interest rate on short term bank deposit was 5.45% (2005: 5.0%);these deposits are available on call				
Reconciliation of Cash				
Cash at the end of the financial year as shown in the cash flow statement is reconciled to items in the balance sheet as follows:				
Cash and cash equivalents	55,370,334	4,373,904	55,233,289	4,330,591
5. TRADE AND OTHER RECEIVABLES - CURRENT				
Net GST refundable	88,595	26,464	88,595	26,464
Proceeds from sale of plant	500,000	-	500,000	-
Other receivables	85,543	124,158	36,131	43,627
Amounts receivable from wholly owned subsidiaries	-	-	2,543,111	-
	674,138	150,622	3,167,837	70,091
- NON CURRENT				
Amounts receivable from wholly owned subsidiaries	-	-	21,128,095	8,762,751

	Economic Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
6. OTHER FINANCIAL ASSETS – CURRENT				
Available for sale financial assets				
(a) available for sale assets comprise				
- Listed Investments at fair value	372,429	93,100	372,429	93,100

Available for sale financial assets comprise investments in the ordinary issued capital of various entities. There are no fixed returns or fixed maturity dates.

	Economic Entity 2006 $	Economic Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
7. PLANT AND EQUIPMENT				
Plant and equipment – at cost	3,806,383	2,334,828	389,766	2,038,015
Accumulated depreciation	(220,103)	(759,243)	(29,911)	(759,243)
Total property, plant and equipment	3,586,280	1,575,585	359,855	1,278,772
Reconciliation of the carrying amount of plant and equipment at the beginning and end of the current and previous financial year.				
Plant and equipment				
Carrying amount at beginning of year	1,575,585	1,643,945	1,278,772	1,643,945
Acquisition of controlled entity	-	59,019	-	-
Additions	3,493,584	277,010	373,780	39,216
Disposal	(1,125,606)	-	(1,128,801)	-
Depreciation	(357,283)	(404,389)	(163,896)	(404,389)
Carrying amount at end of year	3,586,280	1,575,585	359,855	1,278,772
8. EXPLORATION AND EVALUATION EXPENDITURE				
Exploration expenditure – costs carried forward in respect of areas of interest in:				
Exploration and evaluation phases	27,769,231	15,616,266	804,408	829,943

The ultimate recoupment of such costs is dependant on successful development and commercial exploitation, or alternatively sale of the exploration areas.

	Economic Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
8. EXPLORATION AND EVALUATION EXPENDITURE (CONTINUED)				
Reconciliation of the carrying amount of mining tenements at the beginning and end of the current and the previous financial year:				
Carrying amount at beginning of year	15,616,266	804,981	829,943	804,981
Expenditure outlaid in cash and accrued	12,097,666	3,381,802	3,952	24,962
Shares issued for acquisition of interest	-	4,934,036	-	-
Cash paid for acquisition of interest	-	4,139,912	-	-
Expenditure classified as investment in, and loan to associated entity in previous period	-	2,238,159	-	-
Foreign currency translation	84,786	117,376	-	-
Write off discontinued projects	(29,487)	-	(29,487)	-
Carrying amount at end of year	27,769,231	15,616,266	804,408	829,943

9. OTHER FINANCIAL ASSETS

(a) Investment Accounted for Using the Equity Method

Details of the investment in associated entities is as follows:

	Economic Entity	
	2006	2005
Name: Nord Pacific Limited		
Principal activity: Mineral Exploration		
Balance date: 31 December		
Ownership interest	n/a	n/a
Investment carrying amount	n/a	n/a
Movements during the year in equity accounted investment in Associated companies	$	$
Carrying amount at beginning of year – Nord Pacific Limited	-	1,363,296
Investments in associate acquired during the year, at cost	-	-
Share of associate's net loss	-	176,810
Goodwill amortisation arising from equity accounting	-	39,394
Transfer to exploration and evaluation expenditure in the consolidated accounts.	-	(1,579,500)
Carrying amount at end of year – Nord Pacific Limited	-	-

In September 2004 pursuant to a merger by Plan of Arrangement, Allied Gold Limited acquired all the issued shares of Nord Pacific Limited that it did not already own. Accordingly at that time the investment in associate became part of the investment in controlled entity, at cost.

9(B) INVESTMENT IN CONTROLLED ENTITIES

	Parent Entity 2006 $	Parent Entity 2005 $
Unlisted investments – at cost		
Shares in controlled entities	5,988,251	5,988,251

Controlled entities	Class of share	Place of Incorporation	Equity Holding 2006 %	Equity Holding 2005 %	Cost to Company 2006 $	Cost to Company 2005 $
Parent Entity						
Allied Gold Limited		Australia	-	-	-	-
Controlled Entities						
Aretrend Pty Ltd	Ord	Australia	100	100	-	-
Advance R & D Pty Ltd	Ord	Australia	100	100	-	-
Nord Pacific Limited, (i) and its controlled entities;	Ord	Canada	100	100	5,988,251	5,988,251
Simberi Gold Company Limited (ii)	Ord	PNG	100	100	-	-
Nord Australex Nominees (PNG) Limited (iii)	Ord	PNG	100	100	-	-
Nord Australex Nominees Pty Ltd (iv)	Ord	Australia	-	100	-	-
Hicor Corporation (iv)	Ord	United States	-	100	-	-
Compania Minera Nord Pacific de Mexico, S.A. de C.V. (v)	Ord	Mexico	100	100	-	-
Allied Tabar Exploration Pty Ltd (vi)	Ord	Australia	100	-	-	-
Tabar Exploration Company Ltd (vii)	Ord	PNG	100	-	-	-
					5,988,251	5,988,251

(i) Nord Pacific Limited and its wholly owned entities were acquired on 24 September 2004 and results of their activities are included from this date. Nord Pacific Limited was solely a holding company.

(ii) Simberi Gold Company Limited is the owner of Mining Licence 136 on the Tabar Islands

(iii) Nord Australex Nominees (PNG) Limited is the owner of Exploration Licence 609 on the Tabar Islands

(iv) These companies were de-registered in the year

(v) Compania Minera Nord Pacific de Mexico is the owner of the Mapimi prospect.

(vi) Allied Tabar Exploration registered 25 May 2006

(vii) Tabar Exploration Company Ltd (PNG) registered 23 May 2006

At 30 June 2004 the Company owned 44.2% of the issued shares of Nord Pacific Limited. On 24 September 2004 the Company acquired all of the remaining issued shares of Nord Pacific Limited pursuant to a Plan of Arrangement that was approved by the shareholders of Nord Pacific Limited, the shareholders of Allied Gold Limited and the Court of New Brunswick, Canada.

9(B) INVESTMENT IN CONTROLLED ENTITIES (CONTINUED)

Details of the purchase consideration and the fair value of the net assets acquired is as follows.

	$
Cash consideration to acquire interest in associate in previous year	1,579,500
Less portion of investment in associate re-classified as loan to controlled entity	(333,945)
Cash outflow related to acquisition of controlled entity in the current year	98,660
Shares issued as purchase consideration (note 15)	4,934,036
Less those shares issued to repay a loan of Nord Pacific Limited	(280,000)
Purchase consideration	5,998,251
Fair value of net assets acquired	
Cash	43,051
Receivables	45,229
Property, plant & equipment	46,613
Exploration and development expenditure – Simberi and Tabar areas of interest	7,834,960
Payables and other liabilities	(615,594)
Borrowings	(1,366,008)
Total fair value of net assets acquired	5,988,251

10. TRADE AND OTHER PAYABLES – CURRENT	Economic Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
Trade payables – unsecured	1,997,168	702,358	286,104	240,785
Other payables and accruals – unsecured	861,784	511,449	375,169	276,007
	2,858,952	1,213,807	661,273	516,792

11. ISSUED CAPITAL	2006 Number of shares	2005 Number of shares	2006 $	2005 $
(a) Ordinary shares fully paid				
Balance at beginning of financial year	120,579,818	28,500,001	23,422,127	4,782,861
Placement – July 2004 at 20 cents	-	4,275,000	-	855,000
Acquisition of Nord Pacific Limited – October 2004 at 20 cents	-	23,570,178	-	4,714,036
Placement – November 2004 at 20 cents	-	8,400,000	-	1,680,000
Conversion of loan from Mineral Commodities Limited – November 2004 at 15.4 cents	-	4,805,446	-	738,971
Acquisition costs re Nord Pacific Limited – January 2005 at 22 cents	-	1,000,000	-	220,000
Placement January 2005 at 22 cents	-	2,272,727	-	500,000
Conversion of options – February 2005 at 20 cents	-	19,000	-	-
Placement – March 2005 at 22 cents	-	40,909,091	-	9,000,000
Share Purchase Plan – March 2005 at 22 cents	-	6,818,375	-	1,500,041
Conversion of options – April 2005 at 20 cents	-	10,000	-	2,000
Issue of shares to Simberi Gold Corp	2,000,000	-	600,000	-
Placement December 2005 at 40 cents	1,295,828	-	518,331	-
Placement January 2006 at 40 cents	23,704,172	-	9,481,669	-
Placement February 2006 at 44 cents	15,192,027	-	6,684,492	-
Placement April 2006 at 44 cents	79,545,455	-	35,000,000	-
Placement May 2006 at 60 cents	21,800,000	-	13,080,000	-
Conversion of options during year ended 30 June 2006	7,905,228	-	2,381,100	-
Costs of capital raising	-	-	(3,365,522)	(570,782)
Balance at end of financial year	272,022,528	120,579,818	87,802,197	23,422,127

Fully paid ordinary shares entitle the holder to participate in dividends and to one vote per share.

(b) *Options*

Options granted and exercised during the period, and on issue at balance date are as follows.

Date and details of grant / exercise	No. of Options	Exercise Price	Expiry Date
Opening balance	25,057,411	$0.20	30 June 2007
31 January 2006	1,100,000	$0.50	31 December 2006
12 June 2006	1,860,000	$0.50	31 December 2008
25 October 2005	2,000,000	$0.25	31 December 2006
25 October 2005	2,000,000	$0.50	31 December 2008
20 December 2005	4,000,000	$0.30	30 June 2007
20 December 2005	2,000,000	$0.40	30 June 2007
Options exercised in the period	(7,905,228)		
Balance at 30 June 2006	30,112,183		

12. EARNINGS PER SHARE	Economic Entity 2006	2005
Basic loss per share (cents per share)	(1.1)	(2.7)
Weighted average number of ordinary shares outstanding during the year used in calculation of basic earnings per share	160,347,692	73,065,146
Net loss used in the calculation of basic earnings per share	(1,726,071)	(1,950,724)

There is no dilutive earnings per share as the economic entity incurred a loss for the year and there are no potential ordinary shares.

13. CONTINGENT LIABILITIES

On the Red Dam project there is a 2.5% gross royalty on gold production and a 2.5% net smelter royalty on other products.

There are no other contingent liabilities.

14. SUBSEQUENT EVENTS

On the 28th July 2006 the company stated that in conjunction with its design EPCM Engineer, Intermet Engineering Limited ("Intermet") an updated Capital and Operating cost estimate for the Simberi Oxide Gold Project has now been completed.

The review and optimisation resulted in an increase in project capital construction and owners and pre-production costs from US$43.7 million to US$60 million. An increase of up to 10% has been achieved in name plate plant throughput.

Following an unsolicited approach, Allied has entered into a Memorandum of Understanding with a large international gold mining company whereby, subject to certain conditions the Subscriber has agreed to subscribe for 30,213,471 fully paid ordinary shares, representing 10% of the fully diluted issued capital of Allied, at an issue price of not less than AUD$0.60 per share or at such higher price as agreed by the parties.

15. AUDITORS' REMUNERATION	Economic Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
Remuneration of the auditor of the parent entity:				
Auditing or reviewing the financial report	59,222	24,771	33,336	24,771
Other services – reporting accountants for AIM listing	17,500	-	17,500	-
	76,722	24,771	50,836	24,771

16. SEGMENT REPORTING

Geographical segments

The consolidated entity has the following two geographical segments

- Australia
- Papua New Guinea

(a) Geographical	Australia		Papua New Guinea		Consolidated	
	2006	2005	2006	2005	2006	2005
	$	$	$	$	$	$
Revenue						
Total segment revenue	1,918,279	313,247	176,791	56,868	2,095,070	370,115
Result						
Segment result	(594,410)	(1,211,556)	(1,131,662)	(739,168)	(1,726,071)	(1,950,724)
Income Tax	-	-	-	-	-	-
Loss from ordinary activities after tax	(594,410)	(1,211,556)	(1,131,662)	(739,168)	(1,726,071)	(1,950,724)
Assets						
Segment assets	57,658,973	6,602,497	30,191,248	15,206,980	87,850,221	21,809,477
Segment liabilities	(661,273)	(516,792)	(2,197,679)	(697,015)	(2,858,952)	(1,213,807)
Net segment assets	56,997,700	6,085,705	27,993,569	14,509,965	84,991,269	20,595,670
Share of net loss of associate	-	216,204	-	-	-	216,204
Acquisition of property plant & equipment	373,780	39,215	3,119,804	237,794	3,493,584	277,009
Depreciation	163,896	404,389	193,387	-	357,283	404,389

Business segments

The consolidated entity operates in only one business segment, mineral exploration.

17. RELATED PARTY TRANSACTIONS

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

Other related parties

Mineral Commodities Limited is one of the Company's major shareholder owning 19,436,886 shares of the Company's issued capital. Mineral Commodities Limited has supported the Company throughout the financial period by entering into the following transactions, all of which have been conducted on an arms length basis. Mark Caruso and Greg Steemson are directors of Mineral Commodities Limited.

- In previous financial periods Mineral Commodities Limited had provided the Company with $400,000 in loan funds by way of a convertible note, and there was an un-drawn facility of $300,000 at the previous balance date. The loan was unsecured, had an interest rate of 9% compounded monthly and was repayable at call. In November 2004 the Company repaid the principal of $700,000 plus accrued interest of $38,970 by the issue of 4,805,446 fully paid ordinary shares and 861,420 options exercisable at $0.20 on or before 30 June 2007.
- Mineral Commodities Limited provides the Company with services including, accounting, clerical, secretarial and fully serviced office accommodation. The total amount charged for the period was $133,200 (2005: $132,000).

18. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Details of Key Management Personnel

Mr Mark Victor Caruso : Executive Chairman
Mr Jeffrey John Moore : Non Executive Director
Mr Gregory Hugh Steemson : Non Executive director
Mr Wayne Loxton Director (resigned 30 June 2006)
Mr Bob Burban : Exploration manager
Mr Fergus Hart : Resident Manager
Mr Ross Hastings : General Manager
Mr Albert Longo : Chief Financial Officer

There were no changes to key management personnel between the reporting date and the date the financial report was authorised for issue.

(b) Key Management Personnel Compensation

The Company has applied the exemption under Corporations Amendments Regulation 2006 (no 4)which exempts listed companies from providing remuneration disclosures in relation to their key management personnel in their annual financial reports by Accounting Standard AASB 124 Related Party Disclosures. These remuneration disclosures are provided in the Remuneration Report of the Directors' Report designated as audited.

Remuneration by category

	Economic Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
Key Management Personnel				
Short-term	784,800	296,812	569,289	296,812
Post-employment	54,566	18,586	35,147	18,586
Share-based payment	1,137,422	-	973,822	-
	1,976,788	315,398	1,578,258	315,398

(c) Option holdings of key management personnel

2006

Key Management Personnel	Balance at 1 July '05	Granted as remuneration	Options exercised	Balance at 30 June '06	Total vested 30 June '06	Total exercisable 30 June '06
Mark Caruso	1,000,000	2,000,000		3,000,000	3,000,000	3,000,000
David Lymburn	600,000	1,000,000	1,000,000	600,000	600,000	600,000
Jeffrey Moore	-	2,000,000		2,000,000	2,000,000	2,000,000
Greg Steemson	1,000,000	1,000,000	300,000	1,700,000	1,700,000	1,700,000
Bob Burban						
Fergus Hart						
Ross Hastings		1,000,000		1,000,000	1,000,000	1,000,000
Albert Longo						
	2,600,000	7,000,000	1,300,000	8,300,000	8,300,000	8,300,000

18. KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

2005

Key Management Personnel	Balance at 1 July '04	Granted as remuneration	Options exercised	Balance at 30 June '05	Total vested 30 June '05	Total exercisable 30 June '05*
Mark Caruso	1,000,000	-	-	1,000,000	1,000,000	1,000,000
David Lymburn	600,000	-	-	600,000	600,000	600,000
Jeffrey Moore	-	-	-	-	-	-
Greg Steemson	1,000,000	-	-	1,000,000	1,000,000	1,000,000
Ross Hastings						
	2,600,000	-	-	2,600,000	2,600,000	2,600,000

* Whilst these options are exercisable, any shares issued upon the exercise were escrowed until the expiry of 24 months from listing on the Australian Stock Exchange, which was December 2005.

(e) Shareholdings of key management personnel

2006

Key Management Personnel	Balance at 1 July '05	Received as remuneration	Options exercised	Net change other	Balance 30 June '06
Mark Caruso	594,168	-	-	100,000	694,168
Jeffrey Moore	90,000	-	-	(90,000)	-
Greg Steemson	209,934	-	300,000	(209,934)	300,000
Bob Burban	-	-	-	-	-
Fergus Hart	-	-	-	-	-
Ross Hastings	-	-	-	300,000	300,000
Albert Longo	-	-	-	-	-
	894,102	-	300,000	100,066	1,294,168

2005

Key Management Personnel	Balance at 1 July '04	Received as remuneration	Options exercised	Net change other	Balance 30 June '05
Mark Caruso	494,168	-	-	100,000	594,168
David Lymburn	285,920	-	-	40,575	326,495
Jeffrey Moore	40,000	-	-	50,000	90,000
Greg Steemson	n/a	n/a	n/a	209,934	209,934
	820,088	-	-	400,509	1,220,597

All equity transactions with key management personnel, other than those arising from the exercise of remuneration options, have been entered into under terms and conditions no more favourable than those the Group would have adopted if dealing at arm's length.

(f) Loans to key management personnel

There were no loans to key management personnel during the period.

18. KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

(g) Other transactions and balances with key management personnel

There were no transactions or balances with key personnel other than those disclosed in the remuneration report of the Director's Report.

Share Based Payments

The following share based payment arrangements existed at 30 June 2006.

1,860,000 options were granted under the Allied Gold Employee Option Plan on 16th May 2006. The options have an exercise price of $0.50 with an expiry date of 31st December 2008.

Allied Gold employee option plan was approved by shareholders at the 2005 Annual General Meeting. All full time employees, part time employees and consultants to the Group are eligible to participate in the plan at the absolute discretion of the Board.

The directors were issued options during the year, details of which can be found in the Directors Remuneration Report.

Options are granted under the plan for no consideration and are at terms stipulated at the discretion of the Board.

The options hold no voting or dividend rights and are not transferable.

All options granted to key management personnel are ordinary shares in Allied Gold Ltd, which confer a right of 1 ordinary share for every option held.

	Economic Entity		Parent Entity	
	2006 Number of Options	2005 Number of Options	2006 Number of Options	2005 Number of Options
Outstanding at the beginning of the year	-	-	-	-
Granted	8,860,000	-	8,860,000	-
Forfeited	-	-	-	-
Exercised	(1,300,000)	-	(1,300,000)	-
Expired	-	-	-	-
Outstanding at year end	7,560,000	-	7,560,000	-
Exercisable at year end	7,560,000	-	7,560,000	-

The weighted average exercise price has not been shown, however full details are shown below.

Employee Share Option Scheme

(a) options were granted for no consideration
(b) exercise price of $0.50
(c) grant date 12 June 2006
(d) expiry date 31 December 2008
(e) share price at grant date $0.47
(f) expected price volatility of the company's shares 75%
(g) risk free interest rate 5.75%

Directors Option Scheme

(h) options were granted for no consideration
(i) exercise price of $0.30 or $0.40
(j) grant date 30 November 2005
(k) expiry date 30 June 2007
(l) share price at grant date $0.415
(m) expected price volatility of the company's shares 55%
(n) risk free interest rate 5.26%

18. KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

Historical volatility has been the basis for determining expected share price volatility as it is assumed that this is indicative of future tender, which may not eventuate.

The life of the options is based on the historical exercise patterns, which may not eventuate in the future.

Included under employee benefits expense in the income statement is $1,328,118 (2005: nil), and relates, in full, to equity-settled share-based payment transactions.

19. RECONCILIATION OF CASH FLOWS FROM OPERATIONS WITH LOSS AFTER INCOME TAX

	Economic Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
Loss after income tax	(1,726,071)	(1,950,724)	(594,408)	(1,867,239)
Depreciation	357,283	404,389	163,896	404,389
Borrowing costs not paid in cash	-	23,560	-	23,560
Fair value change of investments in listed companies	(220,989)	26,320	(220,989)	26,320
Provision – employee entitlements	33,705	80,252	21,338	65,013
Equity accounting adjustments	-	(216,204)	-	-
Unrealised foreign exchange gain	-	(58,724)	-	(2,534)
Exploration expenditure capitalised	(9,328,957)	(2,781,802)	(3,952)	(24,962)
Share-based payments	1,328,117	-	1,328,117	-
Gain on disposal of assets	(791,487)	-	(791,487)	-
Other	-	(43,052)	29,487	-
Changes in assets and liabilities during the year:				
Increase (decrease) in payables and receivables	(538,576)	42,526	(50,592)	41,280
Net cash used in operations	(10,886,975)	(4,473,459)	(118,590)	(1,334,173)

Credit or standby arrangements
The group has no credit standby facilities.

Non cash financing and investing activities
Nord Pacific Limited acquisition
As disclosed elsewhere in this annual financial report, during the year ended 30 June 2005, the Company acquired all the issued ordinary shares in Nord Pacific Limited it did not already own by the issue of a total of 23,570,176 Allied Gold Limited shares.

Also, as disclosed elsewhere in this annual financial report, during the year ended 30 June 2005, the Company repaid convertible notes owing to Mineral Commodities Limited by the issue of 4,805,446 ordinary shares and 861,420 options exercisable at 20 cents on or before 30 June 2007.

Non cash financing and investing activities
The acquisition of the residual 12.5% interest in the Simberi Oxide Gold Project which was mainly funded by the issue of shares and options as detailed elsewhere in the report.

20. FINANCIAL INSTRUMENTS

Financial Risk Management

The Group's principal financial instruments are cash, short term deposits and investments. The main purpose of these financial instruments is to provide a financial return on funds not yet required for operations. The Group has various other financial assets and liabilities such as receivables and trade payables, which arise directly from its operations.

The main risks arising from the Group's financial instruments are interest rate risk and credit risk. The Board reviews and agrees policies for managing each of these risks.

Financial Risk

The main risks the group is exposed to through its financial instruments are interest rate risk, foreign currency risk, liquidity risk, credit risk and price risk.

Interest Rate Risk

Interest rate risk is managed with a mixture of fixed and floating rate debt.

Foreign Currency Risk

The group is exposed to fluctuations in foreign currencies arising from the sale and purchase of goods and services in currencies other than the group's measurement currency.

Liquidity Risk

The group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate unutilised borrowing facilities are maintained.

Credit Risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Economic Entity. The Economic Entity has adopted the policy of only dealing with credit worthy counterparties and obtaining sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults. The Economic Entity measures credit risk on a fair value basis.

The Economic Entity does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

The carrying amount of financial assets recorded in the financial statements, net of any provisions for losses, represents the economic entity's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

20. FINANCIAL INSTRUMENTS (CONTINUED)

Interest Rate Risk

The economic entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out in the following table:

2006 Financial Assets	Weighted Average interest rate %	Floating interest rate $	Fixed interest maturing in 1 year or less $	Non-interest bearing $	Total $
Cash & cash equivalents	5.45%	55,370,334	-	-	55,370,334
Receivables		-	-	674,138	674,138
Listed Shares		-	-	372,429	372,429
		55,370,334	-	1,046,567	56,416,901
Financial Liabilities					
Payables		-	-	2,858,952	2,858,952
		-	-	2,858,952	2,858,952
Net financial assets		55,370,334	-	(1,812,385)	53,557,949

2005 Financial Assets	Weighted Average interest rate %	Floating interest rate $	Fixed interest maturing in 1 year or less $	Non-interest bearing $	Total $
Cash & cash equivalents	5.0%	4,373,904	-	-	4,373,904
Receivables		-	-	150,622	150,622
Listed Shares		-	-	93,100	93,100
		4,373,904	-	243,722	4,617,626
Financial Liabilities					
Payables		-	-	1,129,276	1,129,276
		-	-	1,129,276	1,129,276
Net financial assets		4,373,904	-	(885,554)	3,488,350

(c) Net Fair Value

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective net fair values, determined in accordance with the accounting policies disclosed in note 1 to the financial statements.

(d) Unrecognised financial instruments

The Company and controlled entities do not have any unrecognised financial instruments.

21. RESERVES

(a) **Foreign Currency Translation Reserve**

The foreign currency translation reserve records exchange differences arising on translation of a foreign controlled subsidiary.

(b) **Share-based Payments Reserve**

This reserve is used to record the value of options provided as payment for services received.

22. CAPITAL AND LEASING COMMITMENTS

(a) **Operating Lease Commitments**

	Economic Entity		Parent Entity	
Non Cancellable Operating Leases Contracted for but not capitalised in the Financial Statements	2006	2005	2006	2005
	$	$	$	$
Office premises due within 1 year	116,680	-	116,680	-
Office premises due greater than 1 year and less than 5	138,874	-	138,874	-
Total	255,554	-	255,554	-

The operating leases are rental agreements for the Company's office premises in Perth and Brisbane expiring in February 2008 and November 2008 respectively.

(b) **Exploration & Development costs – Commitments for Expenditure.**

In order to proceed with the development of the Simberi Project and to maintain current rights of tenure to Australian and PNG exploration tenements the Company and Economic entity is required to outlay $11,683,960 over the next financial year (2005: $86,517). Financial commitments for subsequent periods are contingent upon future exploration results and cannot be estimated. These obligations are subject to renegotiation upon expiry of the exploration leases or when application for a mining licence is made and have not been provided for in the accounts. These obligations are not provided for in the financial statements.

23. FIRST TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

ECONOMIC ENTITY

(a) **Reconciliation of equity as at 1 July 2004.**

	Economic entity		
	Previous AGAAP $	Adjustments on introduction of AIFRS $	AIFRS $
	1 July 2004		1 July 2004
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	981,332	-	981,332
Trade and other receivables	43,187	-	43,187
Financial assets	22,080	-	22,080
Total Current Assets	1,046,599	-	1,046,599
NON-CURRENT ASSETS			
Property, plant and equipment	1,643,945	-	1,643,945
Exploration & development expenditure	804,981	-	804,981
Receivables	658,659	-	658,659
Investment in associated entity	1,363,296	-	1,363,296
Total Non-Current Assets	4,470,881	-	4,470,881
Total Assets	5,517,480	-	5,517,480
LIABILITIES			
CURRENT LIABILITIES			
Trade and other payables	379,315	-	379,315
Other current liabilities	870,000	-	870,000
Short term provisions	4,279	-	4,279
Total Current Liabilities	1,253,594	-	1,253,594
Non - Current Liabilities			
Other non-current liabilities	415,410	-	415,410
Total Non Current Liabilities	415,410	-	415,410
Total Liabilities	1,669,004	-	1,669,004
NET ASSETS	3,848,476	-	3,848,476
EQUITY			
Issued capital	4,782,861	-	4,782,861
Accumulated losses	(934,385)	-	(934,385)
TOTAL EQUITY	3,848,476	-	3,848,476

23. FIRST TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

ECONOMIC ENTITY

(b) Reconciliation of equity at 30 June 2005.

	Economic entity		
	Previous AGAAP $	Adjustments on introduction of AIFRS $	AIFRS $
	30 June 2005		30 June 2005
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	4,373,904	-	4,373,904
Trade and other Receivables	150,622	-	150,622
Financial assets	93,100	-	93,100
Total Current Assets	4,617,626	-	4,617,626
NON-CURRENT ASSETS			
Property, plant and equipment	1,575,585	-	1,575,585
Exploration & development expenditure	15,616,266	-	15,616,266
Total Non-Current Assets	17,191,851	-	17,191,851
Total Assets	21,809,477	-	21,809,477
LIABILITIES			
CURRENT LIABILITIES			
Trade and other payables	1,213,807	-	1,213,807
Total Current Liabilities	1,213,807	-	1,213,807
Total Liabilities	1,213,807	-	1,213,807
NET ASSETS	20,595,670	-	20,595,670
EQUITY			
Issued capital	23,422,127	-	23,422,127
Foreign currency translation reserve	58,652	-	58,652
Accumulated losses	(2,885,109)	-	(2,885,109)
TOTAL EQUITY	20,595,670	-	20,595,670

23. FIRST TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

PARENT ENTITY

Reconciliation of equity as at 1 July 2004

	Parent entity		
	Previous AGAAP $	Adjustments on introduction of AIFRS $	AIFRS $
	1 July 2004		1 July 2004
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	981,332	-	981,332
Trade and other receivables	43,187	-	43,187
Financial assets	22,080	-	22,080
Total Current Assets	1,046,599	-	1,046,599
NON-CURRENT ASSETS			
Property, plant and equipment	1,643,945	-	1,643,945
Exploration & development expenditure	804,981	-	804,981
Receivables	658,659	-	658,659
Investment in associated entity	1,579,500	-	1,579,500
Total Non-Current Assets	4,687,085	-	4,687,085
Total Assets	5,733,684	-	5,733,684
LIABILITIES			
CURRENT LIABILITIES			
Trade and other payables	379,315	-	379,315
Other current liabilities	870,000	-	870,000
Short term provisions	4,279	-	4,279
Total Current Liabilities	1,253,594	-	1,253,594
Non - Current Liabilities			
Other non-current liabilities	415,410	-	415,410
Total Non Current Liabilities	415,410	-	415,410
Total Liabilities	1,669,004	-	1,669,004
NET ASSETS	4,064,680	-	4,064,680
EQUITY			
Issued capital	4,782,861	-	4,782,861
Accumulated losses	(718,181)	-	(718,181)
TOTAL EQUITY	4,064,680	-	4,064,680

23. FIRST TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

PARENT ENTITY

(c) Reconciliation of equity as at 30 June 2005

	Parent entity		
	Previous AGAAP $	Adjustments on introduction of AIFRS $	AIFRS $
	30 June 2005		30 June 2005
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	4,330,591	-	4,330,591
Trade and other Receivables	70,091	-	70,091
Financial assets	93,100	-	93,100
Total Current Assets	4,493,782	-	4,493,782
NON-CURRENT ASSETS			
Property, plant and equipment	1,278,772	-	1,278,772
Exploration & development expenditure	829,943	-	829,943
Receivables	8,762,751	-	8,762,751
Other financial assets	5,988,251	-	5,988,251
Total Non-Current Assets	16,859,717	-	16,859,717
Total Assets	21,353,499	-	21,353,499
LIABILITIES			
CURRENT LIABILITIES			
Trade and other payables	516,792	-	516,792
Total Current Liabilities	516,792	-	516,792
Total Liabilities	516,792	-	516,792
NET ASSETS	20,836,707	-	20,836,707
EQUITY			
Issued capital	23,422,127	-	23,422,127
Accumulated losses	(2,585,420)	-	(2,585,420)
TOTAL EQUITY	20,836,707	-	20,836,707

(d) Reconciliation of loss and cash flows for the year ended 30 June 2005

There are no material adjustments to the income statement or cash flow statement for the year ended 30 June 2005 due to the adoption of AIFRS.

DECLARATION BY DIRECTORS

FOR THE YEAR ENDED 30 JUNE 2006

The Directors of Allied Gold Ltd declare that:

1. The financial statements comprising the income statement, balance sheet, cash flow statement, statement of changes in equity, accompanying notes, are in accordance with the Corporations Act 2001, and:
   (a) comply with Accounting Standards and the Corporations Regulations 2001; and
   (b) give a true and fair view of the financial position as at 30 June 2006 and of the performance for the year ended on that date of the company and the consolidated entity.
2. In the directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
3. The directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A.

Signed in accordance with a resolution of the Directors:

Mark Caruso

Chairman

Dated at Perth this 29th day of September 2006

INDEPENDENT AUDIT REPORT

BDO

Chartered Accountants
& Advisers

Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
Email: bdo@bdowa.com.au
www.bdo.com.au

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF ALLIED GOLD LIMITED

Scope

The Financial Report and Directors' Responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity, accompanying notes to the financial statements, and the directors' declaration for both Allied Gold Limited (the company) and the consolidated entity, for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

As permitted by the Corporations Regulations 2001, the company has disclosed information about the compensation of key management personnel ("compensation disclosures"), as required by Accounting Standard AASB 124 *Related Party Disclosures*, under the heading "Remuneration Report" in pages 26 to 31 of the directors' report and not in the financial report.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the preparation and presentation of the compensation disclosures contained in the directors' report in accordance with the Corporations Regulations 2001.

Audit Approach

We have conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and that the compensation disclosures in the directors' report comply with Accounting Standard AASB 124. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the compensation disclosures in the directors' report comply with Accounting Standard AASB 124.

We formed our audit opinion on the basis of these procedures, which included:

examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the compensation disclosures in the directors' report, and
assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

The independence declaration given to the directors in accordance with section 307C would be in the same terms if it had been given at the date of this report.

Audit Opinion

In our opinion:

(1) the financial report of Allied Gold Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2006 and of its performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia; and

(2) the compensation disclosures that are contained in pages 26 to 31 of the directors' report comply with Accounting Standard AASB 124.

BDO
Chartered Accountants

BG McVeigh
Partner

Perth, Western Australia
Dated this 29th day of September 2006

STATEMENT OF CORPORATE GOVERNANCE

The Board of Directors of Allied Gold Limited has adopted the following set of principles for the corporate governance of the Company. These principles establish the framework of how the Board carries out its duties and obligations on behalf of the shareholders and were in place throughout the financial year.

The Board of Directors

Role of the Board

The Board of Directors is responsible for setting the strategic direction and establishing the policies of Allied Gold Limited and the consolidated entity. It is responsible for overseeing the financial position, and for monitoring the business and affairs of the Company and the consolidated entity on behalf of the shareholders, by whom the directors are elected and to whom they are accountable. It also addresses issues related to internal controls and approaches to risk management.

Composition of the Board

The directors' report contains details of the directors' qualifications, experience and special responsibilities.

Under the Constitution the minimum number of directors is three and the maximum is ten. Directors are not appointed for a fixed term. At each annual general meeting one third of the directors other than the Managing Director must resign by rotation, with those serving the longest resigning first. Resigning directors may stand for re-election.

Presently the Board comprises three directors. Mr Mark Caruso is the Executive Chairman and is responsible for managing the operations. Mr Jeff Moore and Mr Greg Steemson are non-executive directors. Details of directors' shareholdings are disclosed in the directors' report and financial report. There are no retirement schemes other than the payment of statutory superannuation contributions.

Any equity based compensation of directors is required to be approved in advance by shareholders.

Chair and Managing Director

The Company maintains that its best practice for there to be a separation between the roles of Chairman and the Managing Director. This was in place for the majority of the year however upon the departure of the Chief Executive Officer of the company in June 2006, the Chairman Mr Mark Caruso has filled the position of Executive Chairman until such time as a new Chief Executive Officer is appointed.

Independent professional advice

The Company has procedures enabling any director or committee of the Board to seek external professional advice as considered necessary, at the Company's expense subject to prior consultation with the Chairman. A copy of any advice sought by a director would be made available to all directors.

Conflict of interest

In the event that a potential conflict of interest may arise, involved directors must withdraw from all deliberations concerning the matter. They are not permitted to exercise any influence over other Board members.

Shareholders relations and communications

The Company's shareholders are responsible for voting on the appointment of directors. The Board informs shareholders of all major developments affecting the Company by:

- Preparing half yearly and annual financial reports and making these available to all shareholders.
- Advising the market of matters requiring disclosure under Australian Stock Exchange Continuous Disclosure Rules.
- Maintaining a record of significant ASX announcements on the Company's website.
- Submitting proposed major changes in the Company's affairs to a vote of shareholders, as required by the Corporations Law.
- Reporting to shareholders at annual general meetings on the Company's activities during the year. All shareholders that are unable to attend these meetings are encouraged to communicate issues or ask questions by writing to the Company.
- As a consequence of the merger by Plan of Arrangement with Nord Pacific Limited, Allied Gold Limited has more than 300 shareholders resident in the United States of America and accordingly is a foreign private issuer under US Securities Laws. This means that all public announcements made in Australia must also be filed in the United States (and Canada), and the annual financial statements must be filed on Form 20-F. This requires a reconciliation to US GAAP reporting and requires adherence to Sarbannes-Oxley compliance for US reporting.

Board committees

The entire Board undertakes the function of an Audit Committee. The duties of this committee include:

- to be the focal point of communication between the Board, management and the external auditor;
- to recommend and supervise the engagement of the external auditor and monitor auditor performance;
- review the effectiveness of management information and other systems of internal control;
- review all areas of significant financial risk and arrangements in place to contain those to acceptable levels;
- review significant transactions that are not a normal part of the Company's business;
- review the year end and interim financial information and ASX reporting statements;
- to monitor the internal controls and accounting compliance with the Corporations Act, ASX Listing Rules, external audit reports and ensure prompt remedial action where required; and
- review the Company's financial statements and accounting procedures.

The Company's auditor is invited to attend the annual general meeting and the Company supports the principle of the auditor being available to answer questions on the conduct of the audit and the content of the audit report.

The Board has not formally constituted a Nomination Committee or a Remuneration Committee. The whole Board conducts the functions of a Nomination Committee and Remuneration Committee.

Internal control framework and business risk management

The Board acknowledges that it is responsible for the overall internal control framework, but recognises that no cost effective internal control system will preclude all errors and irregularities. To assist in discharging this responsibility the Board has instigated an internal control framework that includes the following.

- Financial reporting – there is a comprehensive budgeting and forecasting system with updates provided to the Board at each Board meeting. Periodic reports are provided to the Board. Quarterly, half yearly and annual reports are prepared in accordance with the Corporations Act and ASX Listing Rules.
- The Executive Chairman and the Company Secretary are required to confirm in writing that the Company's financial reports present a true and fair view, in all material respects, of the Company's financial condition and operational results and are in accordance with relevant accounting standards.
- The Company has written policies covering health, safety and the environment.

Ethical standards

The Board adopts a proactive approach to promoting the practice of high ethical standards. All directors and employees are expected to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the Company, in the following areas:

- professional conduct,
- dealings with suppliers, advisers and regulators,
- dealings with the community and specifically in dealings with traditional landowners, and
- dealings with other employees.

Privacy

The company has resolved to comply with the National Privacy Principles contained in the Privacy Act 1988, to the extent required for a company the size and nature of Allied Gold Limited.

ASX Guidelines on Corporate Governance

Pursuant to ASX Listing Rules the Company must provide a statement disclosing the extent to which the ASX best practice recommendations have not been followed in the reporting period. Below the Company provides an explanation of any areas where Allied Gold Limited does not presently comply withy ASX best practice recommendations.

A majority of the Board of directors is not comprised of independent directors under the ASX definition of independent, and the Chairman is not an independent director.

Mr Mark Caruso is the Managing Director of Mineral Commodities Limited, a company that controls 7.15% of the issued shares of the Company. Mr Greg Steemson is a also a director of Mineral Commodities Limited. ASX considers that a person with an interest in a company with a substantial shareholding in the reporting company is not independent.

Each individual member of the Board is satisfied that whilst the Company may not comply with a strict interpretation of this particular best practice recommendation, the Board always acts with independence and in accordance with the Statement of Corporate Governance.

STATEMENT OF CORPORATE GOVERNANCE

The ASX guidelines prescribe that a Company should have a written policy regarding trading in the Company's securities. The Company does not presently have a written policy. However the practices followed in this respect are as follows;

- Directors are bound by disclosure agreements in the form recommended by ASX.

- The Company adheres to a regime of continuous disclosure as prescribed by the ASX Listing Rules and actively promotes confidentiality in all its dealings, and encourages such a practice with all staff and key consultants. This culture of confidentiality is designed to protect the integrity of the Company's intellectual property and "commercial in confidence" dealings. Another consequence of this culture is to exclude the notion of insider trading or abuse of confidential information.

The ASX guidelines also prescribe that the Company should maintain a dedicated corporate governance information section on its website. Such a dedicated information section is not presently available on the Company's website, although the annual financial report will be posted to the website and the Statement of Corporate Governance can be viewed there.

Additional information required by the Australian Stock Exchange Ltd Listing Rules and not disclosed elsewhere in this report. This information is current as at 2 October 2006

Twenty Largest Shareholders

Name	Number of ordinary shares	Percentage of issued shares
Westpac Custodian Nominees Limited	81,274,055	29.88
National Nominees Limited	26,637,203	9.79
ANZ Nominees Limited <Cash Income A/C>	19,470,957	7.16
Mineral Commodities Limited	19,436,886	7.15
JP Morgan Nominees Australia Limited	18,600,000	6.84
HSBC Custody Nominees (Australia) Ltd	18,081,756	6.65
Computershare Clearing Pty Ltd <CCNL DI A/C>	8,672,025	3.19
Citicorp Nominees Pty Limited	7,190,952	2.64
Mark R Welch + Sharon S Welch	3,312,800	1.22
Nefco Nominees Pty Ltd	2,800,000	1.03
Miss Kathryn Yule	2,110,000	0.78
W Pierce Carson	1,663,682	0.61
Dr Wolf Gerhard Martinick	1,400,000	0.51
Merrill Lynch (Australia) Nominees Pty Ltd	1,173,963	0.43
Lippo Securities Ltd	1,155,800	0.42
Mining Employment Services + Tanzania Pty Ltd	1,097,084	0.40
Piccadilly Properties Limited C/- Fiduciary Management Services Ltd	1,000,000	0.37
Mr Cavil Singh	900,000	0.33
HSBC Custody Nominees (Australia) Limited	845,738	0.31
Ms Kathryn Elizabeth Yule	772,512	0.28
	217,595,407	79.99

SHAREHOLDER INFORMATION

Twenty Largest Option Holders

Name	Number of options	Percentage of issued options
Mineral Commodities Limited	3,097,493	13.98
Mr Mark Victor Caruso	1,000,000	4.51
Mining Employment Services + Tanzania Pty Ltd	1,000,000	4.51
Mr Michael Kipling Mazalevskis	940,612	4.25
Miss Kathryn Yule	603,311	2.72
Focal Point Consulting Pty Ltd	526,290	2.38
Ms Elaine Sandra Melville	500,000	2.26
Mr John Casimir Syrlatowicz	500,000	2.26
Classic Caterers Pty Ltd <The Hardman Super Fund A/C>	400,000	1.81
El Aura Pty Ltd	400,000	1.81
Dr Wolf Gerhard Martinick	400,000	1.81
Mr David Phillip Whitehead + Mrts Linda Susan Whitehead <Dalin Super Fund A/C>	350,000	1.58
Dr Kok Pheng Hui	338,000	1.53
Mr Christopher Victor Caruso	300,000	1.35
Mr Gregory Hugh Steemson	300,000	1.35
Damen Holdings Pty Ltd <Banovich Family A/C>	250,000	1.13
Mr Robert Galbraith	250,000	1.13
Mr Pater Randal Thompson	220,000	0.99
Dr Harold Ian Douglas	218,333	0.99
Mr Kimberley Jecks	215,000	0.97
	11,809,039	53.32

Distribution of Shareholders and Optionholders

Range of holdings	Number of shareholders	Number of shares	Number of optionholders	Number of options
1 – 1,000	471	195,712	3	1,713
1,001 – 5,000	559	1,577,288	15	44,587
5,001 – 10,000	371	3,115,517	136	1,294,582
10,001 – 100,000	729	25,326,507	186	6,804,755
100,001 – and over	123	241,807,503	33	14,006,546
Total holders	2,253	272,022,527	373	22,152,183

Marketable Parcels

Number of shareholders holding less than a marketable parcel of ordinary shares is 499.

Voting Rights

Every ordinary shareholder present in person or by proxy at meetings of shareholders shall have one vote for every share held.

Option holders have the right to attend meetings but have no voting rights until the options are exercised.

Substantial shareholders

The following have provided substantial shareholder notices to the Company:

Name	Number of Shares
Rubicon Master Trust	16,290,000
Mineral Commodities Limited	19,426,886
FMR Corp & Fidelity International Limited	21,040,585
L-R Global Fund & L-R Global Partners LP	17,759,136
M&G Investment Fund	32,629,025
North Sound Capital LLC	15,850,000

Restricted securities

The Company does not have any restricted securities.

Unquoted securities

The following is a list of unquoted securities:

- 2,960,000 options with an exercise price of $0.50 exercisable on or before 31 December 2008. 1,860,000 of these options were issued pursuant to an employee option plan.
- 3,000,000 options with an exercise price of $0.30 exercisable on or before 30 June 2007. These options are held by the directors of the Company. Details of their holdings are included elsewhere in this annual report.
- 2,000,000 options with an exercise price of $0.40 exercisable on or before 30 June 2007. These options are held by the directors of the Company. Details of their holdings are included elsewhere in this annual report.

Share buy backs

There is no current on market share buy back.

Stock Exchanges

The Company's securities are quoted on both the Australian Stock Exchange and London's' Alternative Investment Market (AIM).

NOTES

Allied Gold Limited
Unit 15, 51-53 Kewdale Road,
Welshpool,
Western Australia
WA 6106

T + 618 9353 3638
F + 618 9353 4894

E info@alliedgold.com.au
W www.alliedgold.com.au

VIVID 9815